Form 20-F
period 2019-12-31
HUALE ACOUSTICS Ltd
filed 2020-06-25
CIK 1636760

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-202841

HUALE ACOUSTICS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of principal executive offices)

Yusheng Huang, President

Tel: (86) 13502862928

Email: yeller6666@163.com

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdoang Province, China 518000

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

36,250,000 ordinary shares, $0.0001 par value, at December 31, 2019

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes [  ] No [X]

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes [  ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [X] No [  ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-accelerated filer [X]
Emerging Growth Company [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [  ] Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [  ] No [X]

EXPLANATORY NOTE

On April 28, 2020 (the “Closing Date”), the Company closed on a share exchange (the “Share Exchange”) with Huale Group Co., Limited (“HGL”), a Seychelles company limited by shares, and HGL’s shareholders. As a result, HGL is now a wholly owned subsidiary of the Company and management of the Company believes that the Company is no longer a shell company. The Company’s operations subsequent to April 28, 2020 consist of the operations of HGL and its subsidiaries and, except as otherwise indicated, the narrative portions of this Annual Report describe the Company’s business subsequent to the consummation of the Share Exchange.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. – “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “HHEG,” “we,” “our,” “us,” “the Group” and the “Company” refer to Huale Acoustics Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected Financial Data

The selected consolidated financial data of the Company and the selected financial data of Shenzhen Yeller as of and for the fiscal years ended December 31, 2018 and 2019 are derived from the Audited Consolidated Financial Statements and notes, which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars. The selected consolidated financial data are qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – “Operating and Financial Review and Prospects” included in this Annual Report.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

SELECTED CONSOLIDATED FINANCIAL DATA

Huale Acoustics Limited

Statement of Operations Data

(in US$ except for shares and per share data)

	For the years ended December 31,
	2019	2018
NET REVENUES	$505,571	$-

COST OF REVENUES	(446,542)	-

GROSS PROFIT	59,029	-

GENERAL AND ADMINISTRATIVE EXPENSES	(464,629)	(89,668)

TOTAL OPERATING EXPENSES	(471,562)	(89,668)

OPERATING LOSS	(412,533)	(89,668)

OTHER INCOME (EXPENSES)	127,878	213

LOSS BEFORE TAXES FROM OPERATIONS	(284,655)	(89,455)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	(284,655)	(89,455)

TOTAL COMPREHENSIVE LOSS	(286,530)	(89,649)

BASIC AND DILUTED LOSS PER SHARE	(0.01)	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	36,250,000	36,250,000

Huale Acoustics Limited

Balance Sheet Data

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$120,126	$137,293
Accounts receivable	1,434	-
Prepaid expenses, taxes and other current assets	96,717	12,000
Other receivables, net	134,112	-
Inventory	138,211	-
Related party receivable	80,270	-
Total Current Assets	570,870	149,293

Non-current assets
Plant and equipment, net	367,484	-
Right-of-use assets	264,164	-
Goodwill	49,564	41
Total Non-Current Assets	681,212	41

Total Assets	$1,252,082	$149,334

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts payable	57,303	-
Other payables and accruals	295,618	17,830
Deferred revenue	456,112	-
Related party payable	195,214	131,041
Deferred subsidy income	107,488	-
Operating lease liabilities	102,160	-
Total Current Liabilities	1,213,895	148,871

Non-current liabilities
Deferred subsidy income	170,190	-
Operating lease liabilities	166,444	-
	336,634	-
Total Liabilities	$1,550,529	$148,871

Stockholder’s Equity
Common stock, par value $0.0001; 500,000,000 shares authorized, 3,625,000 issued and outstanding (2018: par value $0.001; 700,000,000 shares authorized, 3,625,000 issued and outstanding)	3,625	3,625
Additional paid-in capital	200,353	200,353
Accumulated deficit	482,847	(203,321)
Foreign currency translation reserve	(1,711)	(194)
Non-controlling Interest	(17,867)	-
Total Stockholder’s Equity (Deficit)	(298,447)	463

Total Liabilities and Stockholder’s Equity	$1,252,082	$149,334

B.	Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

The Company is in the process of developing its business and has a limited operating history. You should consider our future prospects in light of the risks and uncertainties experienced by early stage companies. Some of these risks and uncertainties relate to our ability to:

●	offer products of sufficient quality to attract and retain a larger customer base;
●	attract additional customers and increase spending per customer;
●	increase awareness of our products and continue to develop customer loyalty;
●	respond to competitive market conditions;
●	respond to changes in our regulatory environment;
●	maintain effective control of our costs and expenses;
●	raise sufficient capital to sustain and expand our business; and
●	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources, which, if not effectively managed, could impair our growth.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, IT, sales and marketing and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our business strategy, which could result in the curtailment of our operations.

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our business. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the shares held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

We will be required to hire and retain skilled managerial personnel, IT and sales and marketing personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, IT and sales and marketing personnel. Any failure to attract and retain the required managerial, sales and technical personnel that are integral to our business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons and the loss of skilled management, sales or technical personnel would adversely affect us.

We are dependent upon our and Shenzhen Yeller’s officers and management for direction and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our and Shenzhen Yeller’s officers for implementation of our proposed strategy and execution of our business plan. The loss of any of our, or Shenzhen Yeller’s, officers could have a material adverse effect upon our results of operations and financial position. Neither the Company nor Shenzhen Yeller maintains “key person” life insurance for any of our officers. The loss of any of our, or Shenzhen Yeller’s, officers could delay or prevent the achievement of our business objectives.

We currently have only one operating subsidiary.

We are a holding company with a total of five subsidiaries; however, at the current time only one of those subsidiaries, Shenzhen Yeller, is conducting operations. Therefore, we are totally dependent on Shenzhen Yeller for our revenue. A decline in sales revenue of Shenzhen Yeller could have a material adverse effect on our earnings, cash flows and financial position.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to a number of lawsuits from time to time arising in the ordinary course of our business. The expense of defending ourselves against such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in HGL and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have a formal audit committee with a financial expert; and (iv) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

The Company utilizes a third-party independent contractor for the preparation of our financial statements; however, this practice does not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day-to-day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions, or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether or not our internal controls are sufficient, and any remedial actions required, could result in us incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a “smaller reporting company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time, and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Our independent auditors have issued audit opinions for HGL and Shenzhen Yeller, which include a statement describing their going concern status. Their financial status creates a doubt whether HGL and Shenzhen Yeller, and therefore the Company, will continue as going concerns.

Our auditors have issued going concern opinions regarding HGL and Shenzhen Yeller. This means there is substantial doubt as to whether they can continue as ongoing businesses for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding their ability to continue in business. As such, since Shenzhen Yeller is currently our only operating subsidiary, we may have to cease operations and investors could lose part or all of their investment in our company.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company are, or will be, located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued audit opinions on the financial statements included in this Annual Report and will issue audit reports related to the Company in the future. As the auditor of a company filing reports with the SEC and as a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers are or become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies’ that comply with the public company effective dates for these new or revised accounting standards.

Risks Related to the Business of Shenzhen Yeller

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

Our track record in providing quality products and services will determine whether Shenzhen Yeller becomes recognized as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensuring our future success. As we continue to grow in size and increase the number of our stores as well as broaden the scope of our services, however, it may become increasingly difficult to maintain the quality and consistency of the products and services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of our product and service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect customers’ interest in our services and products, as well as potential franchisees’ interest in being associated with our brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our products and services, it may be difficult to maintain and grow our customer base or attract more business partners to become our affiliates, and our business and growth prospects may be materially and adversely affected.

If we fail to maintain and increase our customer base, our revenues may decline and we may not be able to reach profitability.

The success of our business depends largely on the number of customers. Therefore, our ability to continue to attract new customers and to retain existing customers is critical to our continued success and growth. Our ability to attract new customers is affected by several factors, including our ability to expand our geographic reach, manage our growth while maintaining consistent and high service quality, effectively market and precisely target our services to a broader base of prospective customers and respond effectively to competition. If we are unable to continue to attract a sufficient number of new customers or to retain existing customers, our revenues may decline or we may not be able to reach profitability, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on our ability to recruit, train and retain dedicated and qualified management and sales personnel.

Our sales staff is critical to the quality of our services and our reputation. We seek to recruit, train and retain qualified and dedicated salespeople. However, the type of products we sell requires our salespeople to have a certain interest in and understanding of audio, video and smart home technology. We may not be able to recruit, train and retain sufficient qualified salespeople to keep pace with our growth while maintaining consistent service quality in the different markets we serve. A shortage of qualified salespeople or a deterioration in the quality of our salespeople’s services, whether actual or perceived, or a significant increase in the average compensation paid by our competitors to their salespeople would have a material adverse effect on our business, financial condition and results of operations.

Competition

The high-end audio, video and smart home market in China is rapidly evolving and competition in this industry may be expected to increase. As more competitors enter the market, we will have to compete based on brand image, range and quality of products offered and service quality. New competitors may enter the market and one or more of our competitors may offer products and services that may adversely affect our ability to sell our products and services to new customers. Competitors continually introduce new products and services that may compete directly with our products and services, or that may make our products and services uncompetitive or obsolete. Larger competitors may have superior abilities to compete for distributorships and sales staff, reducing our ability to deliver quality products and services to our customers. Some of our competitors may have greater financial or other resources than we do. We cannot assure you that we will be able to compete successfully against existing or potential competitors, and if we fail to gain or maintain, or if we lose market share, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find replacements successfully, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with the requisite skills could negatively impact our ability to manage our business and expand our operations. There is competition for experienced personnel in the technology sales industry and key personnel could leave us to join our competitors. Losing the services of our experienced personnel may be disruptive to and cause uncertainty for our business, which may have a material adverse effect on our business, financial condition and results of operations.

We could incur additional liabilities or our reputation could be damaged if we do not protect customer data or if our information systems are breached.

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate between our locations around China and with our customers. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential customer or employee data. As a result, we are subject to laws and regulations designed to protect this information. If any person, including any of our employees, mismanages or misappropriates such data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or employee data, whether through systems failure, employee negligence, fraud or misappropriation could damage our reputation, disrupt our operations or result in remedial or other costs, fines or lawsuits and cause us to lose customers.

Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. China’s Cybersecurity Law (“CSL”), which came into effect in June 2017, regulates how organizations should protect digital information and outlines measures to safeguard Internet systems, products and services against cyberattacks. The CSL was supplemented in May 2018 with the Personal Information Security Specification, which was amended and strengthened in February 2019. Although these amendments attempt to ease the compliance burden placed on businesses, the laws could impose significant limitations, require changes to our business or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct.

Our business is sensitive to general economic conditions.

Our business may be negatively affected by a downturn in general economic conditions and rising labor and material costs in China. Furthermore, a serious and/or prolonged economic downturn combined with a negative or uncertain political climate could adversely affect our customers’ financial condition and the amount they are able to spend for our products and services. These conditions may reduce the demand for our products and services or depress the pricing of those products and services and have an adverse impact on our results of operations. Changes in global economic conditions may also shift demand to products and services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Such economic, political and customer spending conditions are influenced by a wide range of factors that are beyond our control and that we have no comparative advantage in forecasting. If we are unable to successfully anticipate these changing conditions, we may be unable to effectively plan for and respond to those changes, and our business could be adversely affected.

Since the products and services we offer are discretionary, our business success depends in part upon continued growth of disposable income in China. In challenging economic environments, our customers may reduce or defer their spending on new audio, video and smart home products in order to focus on other priorities. If growth in demand for our products declines or fails to increase, or if we cannot convince our customers or potential customers to embrace new audio, video and smart home technologies, our results of operations could be adversely affected.

Our business operations may be adversely affected by the outbreak of coronavirus COVID-19 or future epidemics or pandemics.

An outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”) first emerged in Wuhan city, Hubei province, China in late 2019 and continued to expand within the PRC and globally. The new strain of coronavirus is considered highly contagious and poses a serious public health threat. With the aim of containing the COVID-19 outbreak, the PRC government imposed extreme measures across the PRC including, but not limited to, the complete lockdown of Wuhan city on January 23, 2020, partial lockdown measures across various cities in the PRC, the extended shutdown of business operations and mandatory quarantine requirements on infected individuals and anyone deemed potentially infected. On January 30, 2020, the World Health Organization (“WHO”) declared the outbreak of COVID-19 a Public Health Emergency of International Concern and on March 11, 2020, WHO declared COVID-19 a global pandemic.

The COVID-19 pandemic significantly disrupted China’s economy in the first quarter of 2020. Despite the PRC government’s efforts to revive China’s economy, China’s economy experienced a significant slowdown since the outbreak and will continue to face new difficulties and challenges due to the spread of the pandemic, increasing risk of imported cases and heightened volatility and uncertainties in the global economy, and there remains uncertainty as to how soon or whether economic activities in China will rebound to the level prior to the COVID-19 pandemic.

Our business has been and may continue to be adversely impacted. Our sole operating subsidiary is located in China, as are its employees and customers. A slowdown in the Chinese economy could be expected to result in a reduction in disposable income of our potential customers, which could have a negative effect on our sales due to the discretionary nature of the products we sell. Shenzhen Yeller’s total sales decreased by approximately 59% from RMB 550,520 (approximately US$81,580) during the three months ended March 31, 2019 to RMB 233,209 (approximately US$33,412) for the three months ended March 31, 2020 and management estimates that, due to the outbreak, Shenzhen Yeller’s sales for the year ending December 31, 2020 could be approximately 10% to 20% lower than the year ended December 31, 2019. In addition, the global nature of the pandemic could negatively affect our suppliers and lockdown measures and travel restrictions have impeded Shenzhen Yeller’s ability to work towards expanding its sales network.

While COVID-19 had begun to show signs of stabilizing in China, there has been a recent re-occurrence and Beijing has reintroduced strict lockdown measures. The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business operations could be disrupted again if any of our employees is suspected of contracting COVID-19, since our employees could be quarantined and/or our facilities shut down for disinfection. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks Related to the People’s Republic of China

The Chinese government may exert substantial influence over the manner in which we conduct our business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our business in China may be harmed by changes in its laws and regulations, including those relating to regulation of the sales industry, taxation, import and export tariffs, environmental regulations, land use rights, property ownership and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our business.

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Fluctuation of the RMB may affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China which are set based upon the interbank foreign exchange market rates and current exchange rates of a basket of currencies on the world financial markets.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The communist regime in the PRC, including a stifling bureaucracy, may hinder Western investment.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

The PRC legal system embodies uncertainties, which could limit law enforcement availability.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Changes to PRC tax laws may subject us to greater taxes.

We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various administrative regions and countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

Chinese regulations relating to overseas investment by Chinese residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

On July 4, 2014, the State Administration of Foreign Exchange of China, or SAFE, issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires Chinese residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such Chinese residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the Chinese residents, name and operation term), increase or decrease of capital contribution by Chinese individuals, share transfer or exchange, merger, division or other material event. In the event that a Chinese shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the Chinese subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its Chinese subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for evasion of foreign exchange controls.

The failure of our Chinese beneficial owners to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners and our Chinese subsidiaries to fines and legal sanctions. Such failure may also result in restrictions on our Chinese subsidiaries’ ability to distribute profits to us or our ability to inject capital into our Chinese subsidiaries or otherwise materially adversely affect our business, financial condition and results of operations.

Risks Related to the Company’s Shares

There is currently no trading market for our shares.

There currently is no trading market for our shares. Our outstanding shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of our shareholders to liquidate their investment.

We intend to file a registration statement under the Securities Act to register shares for resale in the United States. Assuming that the SEC declares our registration statement effective, we will seek to identify a market maker to apply for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that we will be able to file and have declared effective the registration statement for resale of our shares, that we will identify a market maker that will file such application or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

It is likely that there will be significant volatility in the trading price of our shares.

In the event that a public market for our ordinary shares is created or maintained in the future, market prices for the shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of Shenzhen Yeller and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of Shenzhen Yeller, interest rates, general economic conditions and those specific to our industry, developments with regard to Shenzhen Yeller’s operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks.

The Company’s ordinary shares are not quoted and traded on the OTC Markets, and the price at which the shares will trade in the future cannot currently be estimated. There can be no assurance that trading will be commenced or sustained, although management intends to take such actions as are necessary to initiate trading on the OTC Markets. The trading price of the shares will most likely be below $5.00. If our shares trade below $5.00 per share, trading in the shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and the ability of holders of our shares to sell them.

We do not intend to pay dividends.

We have not paid any cash dividends on any of our securities since inception and we do not anticipate paying any cash dividends on any of our securities in the foreseeable future.

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

Following the consummation of the Share Exchange, we have issued and outstanding approximately 36,250,000 ordinary shares. None of these shares will be eligible for public sale and they may only be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or other applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional ordinary shares or other equity securities.

The ability of the Board of Directors of the Company to issue preferred shares and any anti-takeover provisions we adopt may depress the value of our ordinary shares.

Our Articles of Association authorize our Board of Directors to provide, out of unissued shares, for preferred shares in one or more classes or series within a class upon authority of the Board without further shareholder approval. Any preferred shares issued in the future may rank senior to the ordinary shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. In addition, the Board of Directors may, in the future, adopt anti-takeover measures (although the Board of Directors may not introduce any anti-takeover measures in our Articles of Association within a Special Resolution of Shareholders). The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in control of the Company not approved by its Board of Directors. As a result, the Company’s shareholders may lose opportunities to dispose of their shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal and the market price of the ordinary shares and the voting and other rights of the Company’s shareholders may also be affected.

We are controlled by the HGL Shareholders whose interests may differ from those of the other shareholders.

As of the date of this filing, the HGL Shareholders, collectively, are the record and beneficial owners of 90% of our ordinary shares. Accordingly, they are, collectively, in a position to elect our Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company’s other shareholders. The interests of our largest shareholders may differ from the interests of our other shareholders.

Our principal shareholders may engage in a transaction to cause the Company to repurchase its ordinary shares.

In order to provide an interest in the Company to a third party, our principal shareholders may choose to cause the Company to sell Company securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase its ordinary shares. As a result of such transaction, our management, principal shareholders and Board of Directors may change.

This Annual Report on Form 20-F contains forward-looking statements and information relating to us, our industry and other businesses.

The forward-looking statements contained in this Annual Report are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Certain Legal Consequences of Foreign Incorporation and Operations

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and our sole officer and director resides outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. Our sole officer and director resides outside the United States and his assets are located outside of the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against our sole officer and director in the Cayman Islands or in China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render the shareholder unable to enforce a judgment against our assets or the assets of our sole officer and director. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our sole officer and director, actions by minority shareholders and the fiduciary responsibilities of our sole officer and director are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our sole officer and director under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our shareholders may have more difficulty in protecting their interests through actions against us, our management, our sole officer and director or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within six months or less). Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

Judgments against the Company and management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands and our principal executive offices are located in the PRC. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws. In addition, our sole officer and director resides outside the United States, and his assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon him or to enforce against the Company or him judgments predicated upon the liability provisions of United States federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our sole officer and director predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our sole officer and director predicated upon the securities laws of the United States or any state in the United States.

It is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our sole officer and director if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

Because we are incorporated in the Cayman Islands, you may not have the same protections as shareholders of U.S. corporations.

We are organized under the laws of the Cayman Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, our sole officer and director and our controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our sole officer and director has the power to take certain actions without shareholder approval, including approving certain fundamental corporate transactions, such as reorganizations and the sale or transfer of assets. In addition, there is doubt that the courts of the Cayman Islands would enforce liabilities predicated upon United States federal securities laws.

Item 4. Information on the Company

History of the Company

The Company was originally incorporated in Nevada under the name “Illumitry Corp.” on October 17, 2014. It currently maintains its principal executive offices at Floor 13, Building B1, Wisdom Square, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000. The Company was formed to commence operations in the field of embroidery on fabric in Armenia.

The Company filed a registration statement on Form S-1 with the SEC on March 18, 2015, which was declared effective on October 6, 2015. In October 2017, subsequent to a change of control, the Company’s name was changed to Huale Acoustics Corporation and management of the Company abandoned its business plan and determined to seek a possible business combination. Immediately prior to the Share Exchange, the business purpose of the Company was to seek the acquisition of, or merger with, an existing company.

As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

On December 21, 2018, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Nevada to the Cayman Islands. The Company changed its domicile, effective May 7, 2019, by merging into its wholly owned Cayman Islands subsidiary, Huale Acoustics Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Huale Acoustics Limited.

On April 28, 2020, the Company completed a share exchange (the “Share Exchange”) with Huale Group Co., Limited, (“HGL”), a Seychelles company limited by shares, and HGL’s shareholders, Mr. Yusheng Huang, Junzhu Co., Limited, a corporation formed under the laws of the People’s Republic of China (“PRC”), and Happyland Co., Limited, a corporation formed under the laws of the PRC (the “HGL Shareholders”). As a result, HGL is now a wholly owned subsidiary of the Company. Under the Share Exchange Agreement, the HGL Shareholders exchanged all of the shares that they held in HGL for 32,625,000 ordinary shares of the Company. From and after the Closing Date of the Share Exchange, the Company’s operations now consist of the operations of HGL and its subsidiaries.

Throughout the remainder of this report, when we use phrases such as “we,” “our,” “Company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

Corporate Structure

The following chart sets forth our corporate structure immediately following the Share Exchange.

Huale Group Co., Limited (“HGL”) was incorporated under the laws of the Republic of Seychelles on September 28, 2016. It became a wholly owned subsidiary of the Company in April 2020 as a result of the Share Exchange described above. HGL has a wholly owned subsidiary, Huale Holding Co., Limited (“HHC”); HHC has a wholly owned subsidiary, Huale (Hong Kong) Investment Co., Limited (“HHK”); HHK has a wholly owned subsidiary, Qianhai Lewenhua Consulting Management (Shenzhen) Co., Ltd. (“QCM”); and QCM owns 80% of Shenzhen Yeller Audio & Video Technology Co., Limited, (“Shenzhen Yeller”). Shenzhen Yeller is currently the Company’s sole operating subsidiary.

Huale Holding Co., Limited (“HHC”) was incorporated under the laws of the Republic of Seychelles on May 15, 2017 as an investment holding limited liability company. It has been a wholly-owned subsidiary of HGL since inception.

Huale (Hong Kong) Investment Co., Limited (“HHK”) was established under the laws of Hong Kong on September 16, 2016. Its sole shareholder was Yusheng Huang. HHK became a wholly-owned subsidiary of HHC on May 29, 2018, as a result of the transfer by Yusheng Huang of 100% of his ownership in HHK to HHC.

Qianhai Lewenhua Consulting Management (Shenzhen) Co., Limited (“QCM”) was incorporated in the PRC on March 27, 2017 as a wholly-owned limited liability foreign company (“WFOE”).

Shenzhen Yeller Audio & Video Technology Co., Limited (“Shenzhen Yeller”) was incorporated in the PRC on May 5, 2017 as part of the Shenzhen Yeller Group. The Shenzhen Yeller Group has been in business since the 1990s and formed Shenzhen Yeller in order to enter the smart home market in response to changes in market demand. The original shareholders of Shenzhen Yeller, Yusheng Huang, Xiansheng Huang, Huanwei Chen, Zemin Chen and Xiaopeng Lai, transferred 80% of their shares to QCM on August 2, 2019. Shenzhen Yeller is in the business of providing integrated audio and video equipment, smart home and cultural media to both domestic (Chinese) and foreign customers.

Business of Shenzhen Yeller Audio &Video Technology Co., Limited

Shenzhen Yeller is a comprehensive solution platform integrating audio and video equipment, smart home and cultural media. The company services both domestic and foreign customers.

The company is headquartered in Shenzhen, China. Through its professional design and installation team, the company displays and sells high-quality smart home and audio and video products to its customers at home and abroad in a one-stop manner, so that users can achieve a set of smart home solutions and high-quality audio and video experience within the shortest time and at a lower cost. Through our professional team, we integrate automatic control technology, computer technology and Internet of Things technology to combine the functions of household appliance control, environmental monitoring, information management and video entertainment so as to provide customers with a more comfortable, safe, energy-saving and high-quality family life experience.

The company is focused on creating customer value, satisfaction and loyalty. Through complementary acquisitions or investments with existing businesses, the company intends to further expand its product range and business scope to meet customers’ full program purchase system needs, increase market share and create sustainable profitability and investment value for the company. The company also intends to expand its business by establishing new regional service centers in key cities across China. The company intends to establish branches in several regions where China’s economy is prosperous, including Beijing, Shanghai, Guangzhou, Xiamen, Chengdu, Hangzhou, Ganzhou and other places. Management expects that these areas will bring considerable sales performance and returns to the company.

The company strives to be a one-stop, full-house, smart, audio and video system solution provider, providing personalized services to meet the needs of both the upper class and the middle class populations in China and abroad.

Marketing

The company markets its services both online and offline. The company’s Shenye Shangcheng CEEC flagship store in Futian District, Shenzhen, covers an area of 1,082 square meters and enables the customer to fully experience the company’s offerings as well as become familiar with the company’s after-sales service network. Management intends to establish branches in first and second-tier cities with high consumption power in China.

Through its website and other online sales mediums, such as WeChat applet, “Jiatui” and others, the company engages in online-to-offline marketing (“o2o”) to entice customers to come to its physical store. In the future, management intends to expand into Jingdong Mall and Alibaba’s Tmall to increase the company’s online presence.

Other marketing methods utilized by the company are as follows:

(1)	Activity marketing: Regularly carry out promotional activities in major stores, shopping malls and online malls to increase turnover;
(2)	Exhibition marketing: Regularly participate in professional audio and video exhibitions across the country in order to acquire agents and customers through the exhibitions;
(3)	Institutional cooperation: cooperate with design companies and construction units to achieve customer resource sharing;
(4)	Platform sharing: Cooperate with home improvement and tooling platform to realize customer resource sharing;
(5)	Word-of-mouth: Acquire new customers through recommendations of existing customers; and
(6)	Designer cooperation: cooperate with interior designers to achieve customer resource sharing.

Product Brands and Suppliers

Shenzhen Yeller cooperates with 30 professional companies in more than 40 brands, covering three major business sectors: family audio-visual, smart home and home furnishings, including family audio, projection, imported furniture, imported wall coverings, window decoration, lighting, air treatment, water purification, floor heating, marble, whole house wood, whole house soft decoration, central dust removal, copper door, indoor golf, whole house design and more, for a total of fifteen business modules. Experience hall is comprised of villas, flat floors and living rooms with different decorative styles, such as simple European, classical, modern and industrial. There are also various living scenes and experiences. It is the only one-stop experience procurement platform with high quality and high-grade components in Shenzhen.

The following table illustrates Shenzhen Yeller’s five top-selling brands:

Brand	Product Type	Percent of Sales

James	Amplifier speaker	12%
Earthquake	Amplifier speaker	10%
ENNE	Amplifier speaker	9%
SIM2	Projector	8%
Denon	Vocal track receiving equipment	7%

Development Plan

Develop A One-to-One Customer Service Plan. The company believes that it is very important to develop a targeted audio and video integration and smart home solution for each customer in accordance with the customer’s lifestyle and budget. Through the establishment of a one-stop home sales platform, the company uses the team’s expertise to tailor audio and video and smart home solutions for each customer. The service plan of the company is promoted online, and sales and services are completed offline.

The company believes that the system of experience + sales + exclusive services can bring accumulation and multiplication of customers to achieve sustainable profitability. This system has also enabled the company to establish the first benchmark image in the field of comprehensive system integration of audio, visual and smart industry chain services, which management believes positions the company above its competition and supports sustainable development of the company. The system established by the company provides a unique advantage in the fiercely competitive market.

Development of Franchise Chain. The company plans to increase its presence throughout China by establishing a chain of franchise stores selling high-quality audio and video and smart home products, and through strategic acquisitions. Management believes that its strategic acquisition and franchise business strategy will increase profits and provide stability with respect to the company’s revenue stream.

Technological Innovation. The company emphasizes the importance of technological innovation in the application of audio, video and smart home products. In the future, management intends to develop a smart home technology system that captures data and video, smart home products and user habits, enabling users to better assess their lifestyle needs and increasing the effectiveness of audio, video and smart home products in practical applications.

The introduction of this technology will enable the company to stand out in the field of audio, video and smart home products. It is expected to give the company a significant competitive edge and raise the barrier to competition. Management of the company intends to invest in research and development of this technology, so that the service quality of the company will be ahead of the market. It is expected that testing of this technology will commence in the first half of 2021.

Market Analysis

Audio and Video Sector

Development Status of Electronic Audio Industry. With the deepening of international industrial division and global layout, the strong support of relevant policies of the Chinese government and the continuous pulling effect of domestic demand, the Chinese audio product market has developed rapidly in recent years. At present, China has developed into a major global producer of audio equipment.

According to the data, the total output value of China’s major electronic audio products in 2017 was about 310.4 billion yuan (approximately US$44.9 billion), a year-on-year increase of 6.74%. The industry’s output value increased from 167.8 billion yuan in 2007 to 310.4 billion yuan in 2017. In the first half of 2018, the total output value of major products in the industry was 149.8 billion yuan, a year-on-year increase of 4.2%. With the rising consumption of young people and the arrival of smart products, the total output value of major electronic audio products continued to grow in 2019, reaching 344.8 billion yuan.

(Source：http://www.askci.com/news/chanye/20190219/1448251141905.shtml)

Figure 1 Total output value and growth of major electronic audio products in China from 2013 to 2019E

(Source: China Electronic Audio Association, China Merchants Research Institute)

Development Trend of Electronic Audio Industry. In recent years, with the popularization of smart terminals, the increase of audio usage scenarios, the improvement of consumers’ requirements for sound quality, appearance and portability and the development of audio and digital technologies, audio products have shown the following development trends:

(1) Miniaturization and portability

With the rapid development of new audio consumer electronic products such as notebook computers and smart phones, audio products have become miniaturized and portable, so that users can carry them with them and get a better user experience than the speakers that originally acted as peripheral devices.

(2) Wireless

With the changes in audio products, audio has also been changing to adapt to new sources. According to the report of Transparency Market Research (TMR), the market for wireless audio products including Bluetooth speakers, wireless headphones, wireless microphones, car wireless audio equipment and related APP applications, has ushered in a high-speed development stage in recent years. According to TMR data, the market size of wireless audio products was approximately 6.9 billion US dollars in 2014, and will grow to 38.5 billion US dollars by 2022. The compound growth rate from 2014 to 2022 is expected to reach 24%.

(Source：http://www.askci.com/news/chanye/20190219/1448251141905.shtml)

(3) Intelligent

With the development of digital technology, more and more new technologies are being applied to audio products, and new technologies such as wireless audio, digital audio, digital power amplifiers and digital audio centers will promote the development of the speaker market. Speakers will be transformed from single playback devices to multi-functional devices. Some products can even connect to the Internet to retrieve music files or listen to Internet radio directly.

Smart Home Industry

Development Status of Smart Home Industry. Smart home is a sunrise industry in IT applications, and home life is increasingly becoming “smart.” The IT-related policies are constantly becoming more intelligent. Because of the combination of artificial intelligence, smart city, consumption upgrade and many other concepts, smart homes are also highly concerned by various emerging fields. Whether in the domestic or global market, smart homes have produced eye-catching “transcripts” in the past year. According to the statistics of China’s Smart Home Equipment Industry Market Prospects and Investment Strategy Planning Report released by the Foresight Industry Research Institute, in the global market, smart home products shipments increased by 39% in 2018, and it is expected that by 2023, the size of smart home’s global market will reach US$155 billion. In China, the shipment of China’s smart home market reached 150 million units in 2018, a year-on-year increase of 35.9%. According to the report, smart home devices have helped users complete their daily tasks, improve safety and save energy costs. This category has become the fastest growing segment of consumer electronics.

(Source：http://sjz.jiaju.sina.com.cn/news/20190409/6521327079852934372.shtml)

Statistics show that the global smart home market in 2017 was 35.7 billion US dollars, with a compound annual growth rate of 26.9% between 2018 and 2023, and is expected to reach 150.6 billion US dollars by 2023. Among them, the United States, Europe and China will become the three major markets for smart homes, and the market growth rate far exceeds the international average. Smart home products are classified into lighting, security, heating, air conditioning, entertainment, medical care, kitchen supplies and more. According to statistics, the size of China’s smart home market will reach 6.532 billion US dollars in 2018, ranking second in the world.

(Source：https://bg.qianzhan.com/report/detail/458/190318-65ccdade.html)

Figure 2 Top five countries in the global smart home market in 2018 (unit: billion US dollars)

(Source: “2019 China Smart Home Development White Paper”)

Development Trend of Smart Home Industry

(1) Increased product forms of voice control

The competition in the smart speaker industry is becoming increasingly fierce, and the stability of speech control and recognition rate have become the key weapons of competition. With the in-depth development of voice control technology, its application is no longer focused on smart speakers, and smart home devices with embedded voice assistants are becoming more and more prevalent.

(2) Whole house intelligence

The continuous innovation of AI, IoT, 5G and other technologies will fully enrich the smart home. At the same time, with the gradual landing of the domestic “real estate hardcover” policy, the smart home industry service system ushered in model innovation and upgraded and focused on the smart home 3.0 era.

(3) Smart home B-end market is in full swing

Although there are smart locks, smart speakers and other items in the smart home market, the whole C-end market education is not yet mature, consumers’ awareness of smart homes is not high and the price of single products is high, making the real outbreak of smart homes in the C-end market to not yet be realized. In the B-end market, with the gradual landing of the domestic “realized hardcover” policy and the construction of smart cities and smart communities, smart home products may be expected to enter the homes of more and more ordinary people, and even become the standard for real estate.

Properties

The Company’s headquarters is currently located in approximately 550 square meters of office space in Shenzhen, China. The lease for that office provides for a monthly rental of RMB 50,000 (approximately US$7,250), including utilities, and expires on December 31, 2021.

Shennzhen Yeller’s offices and showroom are located at the east of CEEC8, Shenye Shangcheng, Sungang West Road, Futian District, Shenzhen, 518000 and occupy approximately 1,082 square meters. The lease for the property provides for a monthly rental of RMB 64,920 (approximately US$9,815), including utilities, and expires on July 16, 2022. Pursuant to the lease, Shenzhen Yeller is entitled to a subsidy of RMB 3,245,000 ($471,901) for renovation of the property if it fulfills its contractual obligations.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the end of 2019 we employed a total of 9 persons; as of the date of this Annual Report, we employ a total of 13 persons, 8 of whom are employed by Shenzhen Yeller. Employees are not covered by collective bargaining agreements. All employment contracts are in accordance with the laws of the PRC. We consider our labor practices and employee relations to be good.

Intellectual Property

Copyrights.

List of Copyrights
	Copyright Name	Copyright Category	Registration Number	Date of Registration	Country
1	Hi-fi system control software	Computer software copyright	2019SR1066256	2019-6-3	China
2	Panoramic sound control software for TV	Computer software copyright	2019SR1065610	2019-4-29	China
3	Audio mixing setting system	Computer software copyright	2019SR1066206	2019-8-31	China
4	Audio control and management system	Computer software copyright	2019SR1066935	2019-8-26	China
5	Audio system voice control system software	Computer software copyright	2019SR1065448	2019-8-15	China
6	Audio processing system	Computer software copyright	2019SR1066939	2019-4-2	China
7	Yalehui panoramic sound echo wall audio control software	Computer software copyright	2019SR1066213	2019-8-1	China
8	Yalehui new stage sound configuration system	Computer software copyright	2019SR1066198	2019-6-27	China
9	Yalehui sound system debugging software	Computer software copyright	2019SR1066249	2019-6-12	China
10	Yalehui audio signal testing software	Computer software copyright	2019SR1065493	2019-4-17	China

Patents.

The following table contains a list of all patents obtained by Shenzhen Yeller as of the date of this Report on Form 6-K.

List of Patents
	Patent Name	Patent Category	Registration Number	Date of Registration	Country
1	Anti-dumping household stereo	Utility model patent	2019210489370	July 8, 2019	China
2	Household audio adjustable support device	Utility model patent	2019210489277	July 8, 2019	China
3	Wall type stereo	Utility model patent	2019210488537	July 8, 2019	China
4	Multifunctional household audio	Utility model patent	2019210489169	July 8, 2019	China
5	Combined sound system	Utility model patent	2019210489474	July 8, 2019	China

Regulations in China Applicable to Our Business

Consumer Protection

According to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (the “Consumer Protection Law”), as amended in October 2013 and effective in March 2014, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected and all producers, service providers and distributors involved (collectively, the “Operator”) must ensure that the products and services will not cause damage to persons and properties. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on the Operators selling through the Internet. For example, the consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days after receipt of such goods for no reason. Violations of the Consumer Protection Law may result in indemnification liabilities and/or the imposition of fines. In addition, if the circumstances are serious, the Operator will be ordered to suspend operations and its business license will be revoked. Criminal liability may be incurred in some serious cases in accordance with the relevant PRC laws.

Product Quality

According to the Product Quality Law of the People’s Republic of China (the “Product Quality Law”) as amended and effective in December 2018, consumers who sustain losses or damages from defective products are entitled to be indemnified by either manufacturers or distributors. Nevertheless, if manufacturers are responsible for the defective products and the losses or damage caused thereby, the distributors which have indemnified consumers for their losses may seek claims on the indemnities against the manufacturers. In addition, products offered for sale must satisfy the relevant quality and safety standards. Enterprises shall not produce or sell counterfeit products in any fashion. Violations of the Product Quality Law may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities.

Competition Law

Pursuant to the Anti-unfair Competition Law of the People’s Republic of China (the “Competition Law”), as amended and effective in April 2019, business operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, comply with laws and business ethics and shall not conduct any act that disrupts the order of market competition or causes damage to the lawful rights and interests of other operators or consumers in violation of the Competition Law. Violations of the Competition Law may result in civil liability, the imposition of fines and, in serious cases, revocation of the operator’s business license as well as incurrence of criminal liability.

Administrative Measures for the Administration of Sales Promotion Activities of Retailers

According to the Administrative Measures for the Sales Promotion Activities of Retailers as promulgated in September 2006 and effective in October 2006, when undertaking sales promotion activities, retailers should follow the principles of lawfulness, fairness and good faith and may not impair the lawful rights and interests of consumers or other business operators. Furthermore, when undertaking sales promotion activities, a retailer should display the promotion contents at an eye-catching place in its business site and clearly mark the prices with the price tags; a retailer shall not cheat or induce consumers to buy commodities by giving them a discount on the basis of a false original price or by marking a misleading price or taking a misleading price method; and a retailer shall not reduce the quality or after-sale service level for the promotion commodities. No retailer may undertake any sales promotion activity by making up a reason such as rummage sale, store dismantlement, termination of business, suspension of business or shifting to another business. Violations of the above rules may result in relevant administrative or criminal responsibilities.

Labor and Social Insurance

Labor Law

Pursuant to the Labor Law of the People’s Republic of China (the “Labor Law”) as amended and effective in December 2018 and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) as amended in December 2012 and effective in July 2013, an employment relationship is established from the date when an employee commences working for an employer, and a written employment contract shall be entered into on the same day. Employers shall pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training regarding workplace safety. Employers are forbidden to force their employees to work beyond the time limit and shall pay their employees for overtime work. Violations of the Labor Contract Law and the Labor Law may result in fines or other administrative sanctions or, in the case of serious violations, criminal liability.

Social Insurance Regulations

Pursuant to the Social Insurance Law of the People’s Republic of China as amended and effective in December 2018, the Interim Regulation on the Collection and Payment of Social Security Insurance Premiums as amended and effective in March 2019, the Interim Measures Concerning the Maternity Insurance of Enterprise Employees, as promulgated in December 1994 and effective in January 1995, the Regulation on Unemployment Insurance as promulgated and effective in January 1999 and the Regulation on Occupational Injury Insurance as amended in December 2010 and effective in January 2011, an employer shall pay the pension insurance fund, basic medical insurance fund, unemployment insurance fund, occupational injury insurance fund and maternity insurance fund for its employees, and failure to make such social insurance contributions may subject the employer to be ordered to pay the required contributions within a stipulated deadline and accrued late fee, and even to a fine ranging from one to three times the amount overdue. Pursuant to the Regulation Concerning the Administration of Housing Fund as amended and effective in March 2019, an employer shall pay the housing fund for its employees, and failure to make such housing fund contributions may subject the employer to be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Tax

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China (the “Income Tax Law”) as amended and effective in December 2018 and the Implementation Regulation of Enterprise Income Tax Law of the People’s Republic of China (the “Income Tax Regulation”) as amended and effective in April 2019, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%, which is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Shenzhen Yeller currently pays a 25% enterprise income tax.

According to the Income Tax Law and the Income Tax Regulation, the tax rate that applies to a non-resident enterprise which has no office or establishment inside the PRC or whose income has no actual connection to its institution or establishment inside the PRC shall be 20%, and income such as dividends, rental, interest and royalty from the PRC derived by such non-resident enterprise is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

Value-added Tax

Pursuant to the Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended and effective in November 2017 and the Implementation Rules for the Provisional Regulations of the People’s Republic of China on Value-Added Tax as amended in October 2011 and effective in November 2011, value added tax is imposed on goods sold in the PRC and on processing, repair and replacement services, sale of services, intangible assets, immovable and importation of goods in the PRC. A company, if it is not qualified as a small-scale value added tax payer, is subject to value added tax at the rate of 17% on the sale and importation of goods as well as on processing, repair and replacement services. A company importing goods will pay value added tax on the total value of the goods.

In April 2018, Ministry of Finance and State Administration of Taxation jointly promulgated the Notice of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, according to which, for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively. In March 2019, Ministry of Finance, State Administration of Taxation and General Administration of Customs jointly promulgated the Notice of the Ministry of Finance, State Administration of Taxation and General Administration of Customs on Deepening Value-Added Tax Reform Related Policies which became effective in April 2019, according to which, for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10% respectively, such tax rates were adjusted to 13% and 9%, respectively. Shenzhen Yeller currently pays a 13% VAT tax.

Tax Policies for Cross-border E-commerce Retail Imports

According to Notice on Taxation Policies for Cross-border E-commerce Retail Imports as promulgated and effective in April 2016, the individual purchasing any retail goods imported through cross-border E-commerce shall pay the customs duty, value-added tax and consumption tax for the commodities imported, and the e-commerce operator or e-commerce trading platform operator may act as the withholding agent to withhold and pay such duty and taxes on behalf of the tax payer.

Regulations Relating to Foreign Exchange

Under the Regulations of the People’s Republic of China on Foreign Exchange Control as amended and effective in August 2008 and other relevant PRC laws, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from the State Administration of Foreign Exchange or its local office. Domestic entities are permitted to free retain their current exchange earnings according to their needs of operation.

Regulations Related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (the “Negative List”) as promulgated and effective in July 2019, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment shall be managed according to the principle of equal treatment of domestic and foreign investment.

The business scope of Shenzhen Yeller is as follows: sale of high-end audio, video and smart home products and related business (excluding commodities administered by state-run trade, for which applications must be submitted in accordance with relevant regulations of the state for commodities which involve quota, permit or other special regulations).

According to the Negative List, the business scope of Shenzhen Yeller does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”) which was previously applicable to Shenzhen Yeller. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of 5 years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms etc. Specific implementing measures are to be prescribed by State Council.

Overseas Investment by Chinese Residents

On July 4, 2014, the State Administration of Foreign Exchange of China, or SAFE, issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires Chinese residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such Chinese residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the Chinese residents, name and operation term), increase or decrease of capital contribution by Chinese individuals, share transfer or exchange, merger, division or other material event. In the event that a Chinese shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the Chinese subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its Chinese subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for evasion of foreign exchange controls.

Regulations on Customs and Commodity Inspection

According to the Customs Law of the People’s Republic of China (the “Customs Law”) as amended and effective in November 2017 and the Regulation of the People’s Republic of China on Implementing Customs Administrative Penalties as promulgated in September 2004 and effective in November 2004, the consignee of import goods or the consignor of export goods shall make an accurate declaration to the customs office for examination. The consignee of import goods shall be the obligatory customs duty payer. Violation of the above rules may result in relevant administrative or criminal responsibility.

According to the Law of the People’s Republic of China on Imported and Exported Commodities Inspection as amended and effective in December 2018, the inspection of the import commodities which are under compulsory inspection shall be conducted by the commodity inspection authorities, otherwise such import commodities may not be sold or used. The consignee or agent shall apply for inspection to the inspection authorities located at the place of customs declaration. Violation of the above rules may result in relevant administrative or criminal responsibility.

Regulations Related to Online Trading

Administrative Measures for Online Trading

According to the Administrative Measures for Online Trading as promulgated in January 2014 and effective in March 2014, where a company engages in online commodity trading and related services, it shall (a) obtain relevant administrative license for the commodities sold or services provided as required by law; (b) disclose the basic information indicated on its business license or give a hyperlink to its business license at a notable position of the homepage of its website or the webpage on its business operations; (c) state integral information of its commodities and the dealing details; (d) ensure the integrity of such commodities or services; (e) issue purchase vouchers or service receipts such as invoices to consumers; (f) allow consumers to return the commodities within seven days from receiving the commodities without cause and refund the prices paid by consumers; (g) employ bold manners to remind consumers of clauses of significant interest to consumers; (h) not by standard terms and conditions and other means, impose unfair or unreasonable rules on consumers to exclude or restrict consumer rights, reduce or remit the responsibilities of dealers, aggravate the responsibilities of consumers, among others, or force consumers into any transactions by standard terms and conditions and technical means; and (i) protect the consumers’ private information. In addition, online commodity operators may not use unauthorized similar domain name, name or logo to mislead consumers, conduct misleading and false propaganda, make lottery sales, harm competitors’ business reputation or conduct other unfair competition acts. Violations of the above rules may result in the imposition of a warning and the order to make corrections, and fines may be imposed if the violator refuses to do so.

Electronical Commerce Law

According to the Electronical Commerce Law of the People’s Republic of China (the “E-commerce Law”) as promulgated in August 2018 and effective in January 2019, a series of requirements on e-commerce are stipulated, i.e. natural persons, legal persons and unincorporated associations that are engaged in business activities of selling products or providing services over the Internet and other information networks, which shall include e-commerce platform operators, persons doing online business over e-commerce platforms and e-commerce operators that sell products or provide services over their own websites or through other network services. Pursuant to the currently effective Administrative Measures for Online Trading, a natural person engaging in online trading of commodities and provision of relevant services shall conduct business activities through a third-party trading platform and provide the platform with his or her valid and true contact and identity information, and if registration conditions are met, the natural person shall undergo industrial and commercial registration formalities in accordance with the law. However, the E-commerce Law requires all e-commerce operators to go through the formalities for the registration of market entities, i.e. industrial and commercial registration formalities in accordance with the law, except for certain limited cases as stipulated in the E-commerce Law. According to Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations as promulgated in August 2017 and effective in October 2017, whoever engages in business operations without going through industrial and commercial registration formalities may be subject to punishment by local administrative authority for industry and commerce, including but not limited to being ordered to stop illegal conduct, confiscation of the illegal gains and imposition of fines of not more than RMB10,000. The E-commerce Law also requires e-commerce operators to protect consumers’ right to know as well as their right to choose, protect their personal information and clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises include the Company Law, as amended and effective in October 2018, the Foreign Investment Law and Regulation on the Implementation of the Foreign Investment Law as promulgated and effective in January 2020. Under these laws and regulations, wholly foreign owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after tax profits each year, if any, to fund statutory reserve funds of the enterprise until the cumulative amount of such funds reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Under the relevant PRC law, no net assets other than accumulated after-tax profits can be distributed in the form of dividends.

Regulations Relating to Intellectual Property Rights

Copyright

The Copyright Law as amended in February 2010 and effective in April 2010, and the Regulations for the Implementation of Copyright Law as amended in January 2013 and effective in March 2013, provide protection to copyright of the works of Chinese citizens, legal persons or other organizations, whether published or not. The copyright includes multiple types of personal rights and property rights: right of publication, authorship, alteration, integrity, reproduction, distribution, rental, exhibition, performance, projection, broadcasting, dissemination via information network, cinematography, adaptation, translation, compilation and so on. The protection of an author’s rights of authorship, alteration and integrity shall not be subject to a limit, while the term of protection with respect to a citizen’s work for the right of publication, reproduction and others is the lifetime of the author plus 50 years. The term of protection for the right of publication and other rights to the work of a legal person or other organization, or a work for hire in which the copyrights (excluding the right of authorship) shall vest in a legal person or other organization, shall be 50 years and shall end on December 31 of the 50th year after the work’s first publication. Use of another’s work shall be subject to conclusion of a licensing contract while under certain circumstances a work may be used without authorization and without payment of remuneration, such as for personal study, research or enjoyment.

As of the date of this Report, we own 10 computer software copyrights in the PRC.

Patent Law

According to the Patent Law as amended in December 2008 and effective in October 2009, and Rules for the Implementation of the Patent Law as amended in January 2010 and effective in February 2010, inventions, utility models and designs are encouraged and the lawful rights and interests of patentees are protected. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, from the date of application. The Chinese patent system adopts a first-to-file principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Any organization or individual that intends to exploit the patent of another person shall conclude a license contract with the patentee and pay royalties. The use of a patent without the consent of or a proper license from the patent owner constitutes an infringement of the owner’s patent rights.

As of the date of this Report, we own five utility model patents in the PRC.

Trademark Law

Pursuant to the Trademark Law of the People’s Republic of China as amended in April 2019 and effective in November 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods on which the trademark is approved to be used. The period of validity of a registered trademark is ten years, counted from the date of approval of registration. Without the authorization of the owner of a registered trademark, using a trademark that is identical with or similar to a registered trademark on the same or similar goods constitutes an infringement of the exclusive right to use a registered trademark. Violations of the above rules may result in relevant civil or criminal liabilities.

As of the date of this Report, we do not own any trademarks.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 3. – “Key Information – Selected Financial Data” and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Overview

The Company was originally incorporated in Nevada under the name “Illumitry Corp.” on October 17, 2014. The Company was formed to commence operations in the field of embroidery on fabric in Armenia. In October 2017, subsequent to a change of control, the Company’s name was changed to Huale Acoustics Corporation and management of the Company abandoned its business plan and determined to seek a possible business combination. As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act).

Effective May 7, 2019, the Company completed the Redomicile Merger, pursuant to which it was redomiciled from Nevada to the Cayman Islands. As a result of the Redomicile Merger, the Company’s name was changed to Huale Acoustics Limited.

On April 28, 2020 (the “Closing Date”), the Company closed on the Share Exchange with HGL and the HGL Shareholders. Under the Share Exchange Agreement, the HGL Shareholders exchanged all of the shares that they held in HGL for 32,625,000 ordinary shares of the Company. As a result of the Share Exchange, HGL is now a wholly owned subsidiary of the Company and management believes that the Company ceased being a shell company.

The acquisition of HGL by us will be accounted for as a reverse merger because on a post-merger basis, the former shareholders of HGL held a majority of our outstanding ordinary shares on a voting and fully diluted basis.

The Company does not conduct any substantive operations of its own and conducts its primary business operations through Shenzhen Yeller, which was incorporated under the laws of the PRC on January 19, 2016. Shenzhen Yeller is engaged in the business of providing integrated audio and video equipment, smart home and cultural media to both domestic (Chinese) and foreign customers.

Management anticipates that the ongoing coronavirus pandemic will have a negative effect on the Company’s results of operations for the 2020 fiscal year, and possibly longer. Due to the outbreak in China, Shenzhen Yeller’s revenues in the first quarter of 2020 fell by approximately 59%. In accordance with the relevant recommendations and requirements of the government and other organizations, the company re-opened its store in early March; however, management estimates that, due to the outbreak, Shenzhen Yeller’s sales for the year ending December 31, 2020 could be approximately 10% to 20% lower than for the year ended December 31, 2019.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to Shenzhen Yeller.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our condensed financial statements. Actual results could differ from those estimates made by management.

We believe that of our significant accounting policies, which are described in note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenue is reported net of business taxes and VAT. The Company is in the business of selling high-quality audio and video products. Trade receipts that are received in advance are initially recorded as deferred revenue. Revenue is recognized when goods are delivered and acknowledged by customers.

Revenue is recognized when a customer receives the goods and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the goods in the contract;

(ii)	determination of whether the goods are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Concentrations of Credit Risk

The Company’s deposits are with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss if the banks become insolvent.

Since the Company’s inception, the age of account receivables has been less than one year indicating that the Company is subject to minimal risk borne from credit extended to customers.

Recently Issued and Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2018.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted this ASU on January 1, 2019. Adoption of this standard resulted in the recognition of right-of-use assets of $264,164 and operating lease liabilities of $268,604. As of December 31, 2019, the adoption of this standard did not have a material impact on the Company’s operating results or cash flows.

In November 2016, the FASB issued guidance, which addresses the presentation of restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In October 2016, the FASB issued guidance, which amends the existing accounting for Intra-Entity Transfers of Assets Other Than Inventory. The guidance requires an entity to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In August 2016, the FASB issued guidance, which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In June 2016, the FASB issued guidance, which requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted this ASU on January 1, 2019. Adoption of this standard resulted in the recognition of right-of-use assets of $282,859 and operating lease liabilities of $286,499. As of December 31, 2019, the adoption of this standard did not have a material impact on the Company’s operating results or cash flows.

In January 2016, the FASB issued guidance, which amends the existing accounting standards for the recognition and measurement of financial assets and financial liabilities. The updated guidance primarily addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

Results of Operations – Huale Acoustics Limited

The following discussion should be read in conjunction with the Company’s financial statements, which are included elsewhere in this Form 20-F.

For the Year Ended December 31, 2019 Compared to the Year Ended December 31 2018

Revenue

The Company generated $505,571 in revenues during the fiscal year ended December 31, 2019 compared to $Nil during the year ended December 31, 2018. The increase in revenues was due to the acquisition of Shenzhen Yeller. The Company did not conduct any substantive operations before the acquisition.

Cost of Revenues

During the year ended December 31, 2019, the Company incurred $446,542 in cost of revenues compared to $Nil for the year ended December 31, 2018. The increase in cost of revenues was due to generating more revenues.

Gross Profit

As a combined result of revenues and cost of revenues, the gross profit was $59,029 and $Nil for the years ended December 31, 2019 and 2018, respectively.

General and Administrative Expenses

During the year ended December 31, 2019, we incurred general and administrative expenses of $464,629 compared to $89,668 incurred during the year ended December 31, 2018 from continuing operations. General and administrative expenses incurred during the year ended December 31, 2019 mainly consisted of salary expenses, depreciation, CEEC management fees and professional fees. The increase in operating expenses was primarily due to the acquisition of Shenzhen Yeller.

Total Other Income

During the years ended December 31, 2019 and December 31, 2018, we received $127,878 and $213 in total other income. The total other income consisted of interest income, other income and interest expenses. The growth in total other income was related to the acquisition of Shenzhen Yeller.

Net loss

The net loss for the years ended December 31, 2019 and 2018 was $284,655 and $89,455, respectively.

Liquidity and Capital Resources

As of December 31, 2019 and December 31, 2018, the Company had total assets of $1,252,082 and $149,334, respectively. The Company’s total liabilities as of December 31, 2019 were $1,550,529, which was comprised of current liabilities of $1,213,895 and non-current liabilities of $336,634. This compares with total liabilities of $148,871 as of December 31, 2018. The Company can provide no assurance that it can continue to satisfy its cash requirements for at least the next twelve months.

The following is a summary of the Company’s cash flows provided by (used in) operating, investing, and financing activities for the years ended December 31, 2019 and 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net Cash (Used In) Operating Activities	$(24,634)	$(56,659)
Net Cash Provided by Investing Activities	$23,564	$-
Net Cash (Used In) Provided by Financing Activities	$(16,097)	$194,536
Net (Decrease) Increase in Cash and Cash Equivalents	$(17,167)	$137,877

Cash Flows from Operating Activities

We have not generated positive cash flows from operating activities. For the fiscal year ended December 31, 2019, net cash flows used in operating activities were $24,634 consisting primarily of a loss from operations, an increase in accounts and other receivables and an increase in payables and other current liabilities. During the fiscal year ended December 31, 2018, net cash flows used in operating activities from continuing operations were $56,659 consisting primarily of a loss from operations and an increase in payables and other current liabilities.

Cash Flows from Investing Activities

Net cash flows provided by investing activities were $23,564 comprising of a net of cash acquired from an acquisition of subsidiary of $27,764 and purchases of plant and equipment of $4,200 for the year ended December 31, 2019 compared to $nil for the year ended December 31, 2018.

Cash Flows from Financing Activities

We have financed our operations primarily from either advances from shareholders or the issuance of equity instruments. For the fiscal year ended December 31, 2019, net cash used in financing activities was $16,097 consisting of a net increase in related party receivable. For the fiscal year ended December 31, 2018, net cash provided by financing activities was $194,536, consisting of a net decrease in related party payable.

Going Concern Consideration

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the condensed financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our condensed financial statements.

While we believe that the historical experience, current trends and other factors considered support the preparation of our financial statements in conformity with GAAP, actual results could differ from our estimates and such differences could be material

Impact of Inflation

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for May 2018, 2019 and 2020 were 1.8%, 2.7% and 2.4%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

On April 28, 2020, we completed the Share Exchange whereby Shenzhen Yeller, a PRC company, became our sole operating subsidiary. Shenzhen Yeller is a general VAT taxpayer with a tax rate of 13%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Our income tax rate in 2019 was 25% and our income tax was $Nil.

Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that are unfavorable to us and which increase our future tax liabilities or deny our expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Foreign Currency Exchange Rates

We are not materially affected by foreign currency exchange rates. However, it is difficult to predict how market forces, or PRC or U.S. government policy, might affect our operations. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant change in the value of the RMB against the U.S. dollar. Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. So far, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we potentially may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited, and we may not be able to successfully hedge our exposure at all. Furthermore, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Item 6. Directors, Senior Management and Key Employees

The names, titles and ages of the members of the Company’s and Shenzhen Yeller’s Boards of Directors and their executive officers as of the date of this Annual Report are as set forth in the below tables.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Officers and Directors of the Company

Name	Age	Position
Yusheng Huang	64	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board

Mr. Yusheng Huang, age 64, has served as the Company’s sole officer and director since April 28, 2020. Mr. Huang has served as the Chairman of the Board of Directors of Chinacom Financial Group since March 2015. He also has served as Vice President of the Shenzhen Business Federation since July 2013 and as Vice President of the Shenzhen Cultural and Fashion Industry Alliance since September 2019. Mr. Huang has been engaged in the audio music and cultural industry investment field for more than 20 years. He founded “Yalehui”, which titled “Shenzhen Lao Zi Hao,” one of Shenzhen’s outstanding cultural enterprises and one of its highest growth enterprises.

Mr. Huang has produced the annual “Shenzhen Sound Show,” one of the most prestigious exhibitions in China, which has been held every year since 2005. He successfully operated the international sound center, which is considered one of the largest and most famous sound events in China.

Officers, Directors and Key Employees of Shenzhen Yeller Audio & Video Technology Co., Limited

Name	Age	Positions
Xiansheng Huang	65	Chief Executive Officer

Yusheng Huang	64	Supervisor

Ying Yao	34	Chief Marketing Officer

Jinlun Li	27	Administrative Assistant

Yanyi Du	44	Chief Technical Officer

Hanbiao Rao	43	Salesman and Engineer

Mr. Xiansheng Huang, age 65, has served as Shenzhen Yeller’s Chief Executive Officer since March 2018. Mr. Huang has been engaged in the audio-video industry for 25 years, including holding the position of General Manager of Shenzhen Jiafeng Speaker Co., Limited, a professional audio equipment company, from 2010 to 2018.

Mr, Yusheng Huang , age 64, has been employed as Shenzhen Yeller’s Supervisor since March 7, 2018. For Mr. Yusheng Huang’s biographical information, see “ – Officers, Directors and Key Employees of the Company,” above.

Ms. Ying Yao, age 34, has served as Shenzhen Yeller’s Chief Marketing Officer since March 2018. From 2010 to 2018, she was employed as Marketing Manager by Shenzhen Jiafeng Speaker Co., Limited, a professional audio equipment company. .Ms. Yao holds a Bachelor’s degree in environmental conservation from Changsha Institute of Environmental Protection in Hunan Province.

Ms. Jinlun Li, age 27, has been employed as Shenzhen Yeller’s Administrative Assistant since March 2018. Ms. Li was employed as Administrative Assistant by Shenzhen Jiafeng Speaker Co., Limited, a professional audio equipment company, from 2014 to 2018. Ms. Li holds a Bachelor’s degree in Chinese language and literature from Shenzhen University.

Mr. Yanyi Du, age 44, has been employed as Shenzhen Yeller’s Chief Technical Officer since March 2018. Mr. Du, who is a CEDIA certified designer and an expert in ISF video and custom theater design, has 18 years working experience in the audio-visual industry. During this time he participated in the design and construction of more than 1000 audio-visual systems, including projects on Tencent headquarters, Mission Hills Golf Club in Shenzhen, Pure Water Bank, Vdexuan, Vijing Villa, Vanke Tianqin Bay, Xiyuan Mountain Courtyard, Xi Cheng Villa, Four Seasons Hotel Villa in Sanya, Hainan and Diaoyutai no.7 courtyard in Beijing. Prior to joining Shenzhen Yeller, Mr. Du was employed as an Audio Engineer by Shenzhen Fangyuan Pengcheng Technology Co., Limited from 2010 to 2018.

Mr. Hanbiao Rao, age 43, has been employed as a Salesman and Engineer for Shenzhen Yeller since March 2018. Mr. Rao has 16 years working experience in the audio-visual industry during which time he participated in the design and construction of more than 1000 audio-visual systems, including Mission Hills Golf Villa, Pure Water Shore Villa, Yijing Villa, Shenzhen Bay No.1 Villa, Dongdi Garden Villa, Beijing Evergrande Li Palace and Chongqing Huanyu World. Mr. Rao was employed as a Salesman and Engineer for Shenzhen Jiafeng Speaker Co., Limited, a professional audio equipment company, from 2010 to 2018.

Family Relationships

Mr. Yusheng Huang and Mr. Xiansheng Huang are brothers. There are no other family relationships among the directors or executive officers of either the Company or Shenzhen Yeller.

Committees of the Board of Directors

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while its Board of Directors is capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert.” The Company’s Board of Directors intends at some point in the future to establish audit, nominating and compensation committees. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

Compensation

The following table summarizes all compensation received by our sole director, Chief Executive Officer, President, Secretary and Chief Financial Officer and by the sole director, executive officers and key employees of Shenzhen Yeller in the years ended December 31, 2018 and 2019.

Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation ($)
Zhicheng Huang,(2) President, CEO, CFO, Secretary and Director	2018 2019	Nil Nil	Nil Nil	N/A N/A

Yusheng Huang,(3)President, CEO, CFO, Secretary and Director	2018 2019	Nil Nil	Nil Nil	N/A N/A

Xiansheng Huang, Executive Director of Shenzhen Yeller	2018 2019	Nil Nil	Nil Nil	N/A N/A

Ying Yao, Marketing Manager of Shenzhen Yeller	2018 2019	8,089 4,864	Nil Nil	N/A N/A

Jinlun Li, Administrative Assistant for Shenzhen Yeller	2018 2019	7,206 4,864	Nil Nil	N/A N/A

Yanyi Du, CTO of Shenzhen Yeller	2018 2019	8,529 4,864	Nil Nil	N/A N/A

Hanbiao Rao, Salesman and Engineer for Shenzhen Yeller	2017 2018	7,309 4,864	Nil Nil	N/A N/A

(1)	Expressed in U.S. Dollars based on the average annual exchange rate of 6.61464 RMB for each U.S. Dollar in 2018 and 6.85154 RMB for each U.S. Dollar in 2019 as reported by oanda.com.
(2)	Zhicheng Huang resigned from the position of President, CEO, Secretary, CFO and director effective April 28, 2020.
(3)	Yusheng Huang was appointed as President, CEO, Secretary, CFO and director as of April 28, 2020.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2019, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated $21,887 for officers and directors.

Stock Option Grants and Exercises

The Company has not issued any options or stock appreciation rights to any officers, employees or directors. Our directors and executive officers may receive share options at the discretion of our Board of Directors in the future.

Compensation of Directors

We do not have any agreements for compensating our directors for their services in their capacity as directors.

Employment Contracts

We have formal employment agreements with our sole executive officer and with Shenzhen Yeller’s sole executive officer and key employees. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.2 through 10.7 to the Company’s Report on Form 6-K filed with the SEC on April 30, 2020.

Yusheng Huang. Yusheng Huang’s Employment Agreement with Shenzhen Yeller, which specifies that Mr. Huang’s position is that of Supervisor, is for a term that commenced March 7, 2018 and terminates on March 6, 2028. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. The Agreement does not provide for any compensation to be paid to Mr. Huang.

Xiansheng Huang. Xiansheng Huang’s Employment Agreement with Shenzhen Yeller, which specifies that Mr. Huang’s position is that of General Manager, is for a term that commenced March 7, 2018 and terminates on March 6, 2028. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. The Agreement does not provide for any compensation to be paid to Mr. Huang.

Ying Yao. Ying Yao’s Employment Agreement with Shenzhen Yeller specifies that Ms. Yao’s position is that of Chief Marketing Officer and terminates on March 10, 2023. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. Under the Agreement, Ms. Yao is paid a monthly salary of RMB 2,800 and she is entitled to overtime compensation for hours worked in excess of 40 hours per week in accordance with the PRC Labor Law and the Regulations on the Payment of Wages in Guangdong Province. Social insurance premiums are paid by both the Company and Ms. Yao.

Jinlun Li. Jinlun Li’s Employment Agreement with Shenzhen Yeller specifies that Ms. Li’s position is that of Administrative Assistant and terminates on March 10, 2023. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. Under the Agreement, Ms. Li is paid a monthly salary of RMB 2,800 and she is entitled to overtime compensation for hours worked in excess of 40 hours per week in accordance with the PRC Labor Law and the Regulations on the Payment of Wages in Guangdong Province. Social insurance premiums are paid by both the Company and Ms. Li.

Yanyi Du. Yanyi Du’s Employment Agreement with Shenzhen Yeller specifies that Mr. Du’s position is that of Chief Technical Officer and terminates on March 10, 2023. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. Under the Agreement, Mr. Du is paid a monthly salary of RMB 2,800 and he is entitled to overtime compensation for hours worked in excess of 40 hours per week in accordance with the PRC Labor Law and the Regulations on the Payment of Wages in Guangdong Province. Social insurance premiums are paid by both the Company and Mr. Du.

Hanbiao Rao. Hanbiao Rao’s Employment Agreement with Shenzhen Yeller specifies that Mr. Rao’s position is that of Chief Technical Officer and terminates on March 10, 2023. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. Under the Agreement, Mr. Rao is paid a monthly salary of RMB 2,800 and he is entitled to overtime compensation for hours worked in excess of 40 hours per week in accordance with the PRC Labor Law and the Regulations on the Payment of Wages in Guangdong Province. Social insurance premiums are paid by both the Company and Mr. Rao.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth the number of the Company’s ordinary shares beneficially owned as of immediately prior to and immediately after the Share Exchange by (i) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately prior to the Share Exchange; (ii) those persons or groups known to beneficially own more than 5% of our ordinary shares immediately after the Share Exchange; (iii) each executive officer and director immediately prior to and immediately following the close of the Share Exchange; and (iv) all directors and executive officers immediately prior to and immediately following the Share Exchange, as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

	Before		Immediately After
	the Share Exchange		the Share Exchange
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class(1)	Number of Shares Beneficially Owned	Percent of Class(2)

Zhicheng Huang(3)	2,250,000	62.1%	2,250,000	6.21%
Yusheng Huang(4)	-	-	1,957,500	5.4%
Junzhu Co., Limited(5)	-	-	14,028,750	38.7%
Happyland Co., Limited(5)	-	-	16,638,750	45.9%
All executive officers and directors prior to Share Exchange (1 person)	2,250,000	62.1%	2,250,000	6.21%
All executive officers and directors after Share Exchange (1 person)	-	-	1,957,500	5.4%

(1) Based on 3,625,000 shares outstanding immediately prior to the Share Exchange

(2) Based on 36,250,000 shares outstanding immediately after the Share Exchange

(3) Mr. Zhicheng Huang was the sole officer and director of the Company prior to the Share Exchange. Mr. Huang resigned from all positions with the Company effective immediately after the Share Exchange.

(4) Mr. Yusheng Huang was appointed sole officer and director of the Company immediately after the Share Exchange.

(5) Subsequent to the consummation of the Share Exchange, 100% ownership of Junzhu Co., Limited and Happyland Co., Limited was transferred from the original owners to Yusheng Huang. Accordingly, as of the date of this Annual Report, Yusheng Huang beneficially owns 32,625,000, or 90%, of the outstanding ordinary shares of the Company.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

Pursuant to a Share Exchange Agreement dated February 24, 2020, the Company issued 32,625,000 of its ordinary shares to the HGL Shareholders, constituting 90% of our issued and outstanding shares after the Share Exchange. The shares were issued in exchange for 100% of the outstanding shares of HGL. Prior to the Share Exchange, Mr. Yusheng Huang, the sole officer and director of the Company, was the record and beneficial owner of 6.0% of the outstanding shares of HGL and, accordingly, he received 1,957,500 ordinary shares of the Company, which equals approximately 9.91% of its outstanding shares, pursuant to the Share Exchange.

During the year ended December 31, 2018, Zhicheng Huang, the sole officer and director of the Company prior to the Share Exchange, loaned an aggregate of $51,324 to the Company for general corporate purposes. During the year ended December 31, 2019, he loaned the Company an additional $6,099. As of December 3, 2019, the amount owed to Mr. Huang was $57,423. The loans are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2019, Shenzhen Yeller loaned $25,837 to Xiansheng Huang, its CEO. As of December 31, 2019, this amount remained outstanding. The loan is unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2018, HGL and HHC loaned $50,000 and $48,711 respectively to Huang Yusheng, our sole officer and director, for setting up subsidiaries. Huang Yusheng loaned $176,798 to HHK and $1,630 to QCM for general purposes. This resulted in a net amount owed to Huang Yusheng of $79,717. During the year ended December 31, 2019, Yusheng Huang loaned the Company an additional $21,099. As of December 31, 2019, the amount owed to Yusheng Huang was to $137,791. The loans are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2019, Shenzhen Yeller made loans to an affiliate, Shenzhen Yeller Investment & Development Co., Limited, in the aggregate amount of $54,433 for general corporate purposes. As of December 31, 2019, the amount remained outstanding. The loan is unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, Shenzhen Yeller and Shenzhen Yeller Investment & Development Co., Limited entered into the following transactions: (i) purchase of goods from Shenzhen Yeller Investment & Development Co., Limited ($232,238), (ii) installation services charged by Shenzhen Yeller Investment & Development Co., Limited ($45,351), and (iii) rental fee charged to Shenzhen Yeller Investment & Development Co., Ltd ($285,561).

During the year ended December 3, 2018, HHK loaned $15,000 to Huale Acoustics Corporation, the Company’s predecessor, for general corporate purposes. During the year ended December 3, 2019, HHK loaned an additional $66,784 to the Company. As of December 31, 2019, the outstanding balance on these loans was $81,784. The loans are unsecured, non-interest bearing and due on demand.

Yusheng Huang transferred 100% ownership of HHK to HHC in May 2018, for a nominal amount. In addition, Yusheng Huang and Xiansheng Huang each transferred 80% of their shares in Shenzhen Yeller to QCM in August 2019 for a very nominal amount.

During the year ended December 31, 2017, HGL loaned $100,000 to Yusheng Huang, our sole officer and director. Mr. Huang repaid that amount to HGL during the year ended December 31, 2018. The loans were unsecured, non-interest bearing and due on demand.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our shares were quoted on the OTCQB under the symbol “HYAS.” However, the shares are not currently trading. The Company intends to file a registration statement with the SEC under the Securities Act in order to register shares for resale that are currently held by shareholders of the Company in order for trading to occur in the future. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

As of May 31, 2020, we have 36,250,000 ordinary shares issued and outstanding held by 41 shareholders of record, none of which were held in the United States.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is Action Stock Transfer 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121; telephone: (801) 274-1088, and Facsimile: (801) 274-1099.

Item 10. Additional Information

Share Capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles of Association, the Companies Law (Revised) and the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our shares are traded.

Our authorized capital is $50,000, consisting of 500,000,000 shares, $0.0001 par value per share. The Board of Directors has the right, in its absolute discretion and without approval of the existing shareholders, to issue shares, grant rights over existing shares or issue other securities in one or more series as it deems necessary and appropriate and to determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing shareholders, at such times and on such other terms as it deems proper. No preferred shares have been issued.

As of the date of this Annual Report, there are 36,250,000 of our ordinary shares issued and outstanding, 32,625,000 of which were issued in April 2020 in consideration for 100% of the outstanding shares of HGL pursuant to the Share Exchange. All shares are fully paid. We do not have any options to purchase shares or any preferred shares outstanding.

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 348571 in the register of companies. Our registered office is Harneys Fiduciary, 3rd Floor Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands, KY1-1002. The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 4 of our Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures. We do not believe that these restrictions materially affect our operations.

Objects of the Company

Under our Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Powers of Directors

Paragraph 107 of our Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 85 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our Ordinary Shares

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value. Holders of our ordinary shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. All of our fully paid ordinary shares are equal to each other with respect to dividend rights. Holders of our ordinary shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator will, after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid. Holders of our ordinary shares have no preemptive rights to purchase any additional unissued ordinary shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

Paragraph 8 of the Articles provides that the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Amendment

Paragraph 153 of the Articles provides that our Memorandum and Articles of Association may be amended by a special resolution of members. A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

General Meetings

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Law (2020 Revision) of the Cayman Islands. The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Limitations on Right to Own Shares

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Takeover Provisions

Some provisions of our Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles of Association); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles of Association allow our shareholders holding shares representing in aggregate not less than one-third of our share capital as carries the right to vote to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Issuance of Additional Shares

Paragraph 6 of our Articles authorize our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Paragraph 7 of our Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available. Issuance of additional shares may dilute the voting power of holders of our ordinary shares. However, no shares may be issued in excess of the authorized share capital specified in our Memorandum of Association and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in our Articles relating to variations in rights of shares.

A copy of our Memorandum and Articles of Association was filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on May 13, 2019.

Material Contracts

On January 17, 2019, the Company (the “Nevada Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly-owned subsidiary, Huale Acoustics Limited (the “Cayman Company), an exempted company limited by shares which was formed under the laws of the Cayman Islands, in order to effect a change in the Company’s domicile from Nevada to the Cayman Islands. The Merger Agreement provided that, upon effectiveness of the merger, (i) the Nevada Company would be merged with and into the Cayman Company with the Cayman Company being the surviving company; (ii) each share of Common Stock of the Nevada Company would convert into the right to receive one ordinary share of the Cayman Company; and (iii) the officers and directors of the Nevada Company would be the officers and directors of the Cayman Company. The Plan of Merger was approved by the shareholders of both the Nevada Company and the Cayman Company. Pursuant to the Merger Agreement, the Company became a Cayman Islands exempted company as of May 7, 2019.

On February 24, 2020, the Company entered into a definitive Share Exchange Agreement with HGL and the HGL Shareholders, pursuant to which the Company acquired all of the outstanding Common Stock of HGL in exchange for the issuance of 32,625,000 ordinary shares to the HGL Shareholders. On April 28, 2020 (the “Closing Date”), HGL became our wholly owned subsidiary and the HGL Shareholders became the owners of approximately 90% of our voting shares. The Share Exchange Agreement was filed as Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on February 28, 2020.

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.2 through 10.7 to our Report on Form 6-K filed with the SEC on April 30, 2020.

Summaries of our leases are disclosed under “Our Business – Properties.” Shenzhen Yeller’s lease, which covers both its office space and its showroom, is filed as Exhibit 10.1 to our Report on Form 6-K filed with the SEC on April 30, 2020.

Exchange Controls

The government of the PRC imposes restrictions on the convertibility of the RMB and the collection and use of foreign currencies by Chinese entities. Under the current regulations, the RMB can be freely exchanged in current account transactions, including dividend distribution, interest payments and import and export of goods and services. However, the conversion of RMB into foreign currency and the conversion of foreign currency into RMB for capital account transactions, such as direct investment, securities investment and loans, generally require prior approval from the SAFE.

According to the current PRC regulations, foreign-invested enterprises, such as our subsidiaries in China, must apply for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate, a foreign-invested enterprise may open foreign exchange bank accounts with banks authorized by SAFE to conduct foreign exchange business and may purchase, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current accounts. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises can retain in such accounts.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Taxation

No reciprocal tax treaty regarding withholding exists between the United States and the Cayman Islands. Under current Cayman Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 50% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Internal Revenue Code. Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) United States holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge. In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends. Further, non-U.S. shareholders may be subject to taxation upon their receipt of dividends in their tax jurisdiction.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

The Chinese government’s control over the convertibility of the Ren Min Bi (RMB) may affect the value of your investment. The Chinese government regulates the exchange of foreign currency into RMB. In some cases, it also controls the remittances to China. Most of our income is charged in RMB, and the shortage of available foreign currency may limit our ability to pay dividends (if any) or other payments, or otherwise pay off foreign currency denominated debts (if any). According to China’s current foreign exchange regulations, current account items (including profit distribution, interest payments and trade-related transaction expenses) can be paid in foreign currency in accordance with certain procedures without prior approval from the State Administration of Foreign Exchange. When converting RMB into foreign currency and remitting it to China to pay for capital expenditures such as foreign currency loan repayments, it is necessary to obtain approval from relevant government departments.

We are exposed to foreign exchange risk, which can adversely affect our business and investor investments. As China faces international pressure to allow for a more flexible RMB exchange rate, China’s and overseas economic conditions and financial market development, and China’s international balance of payments, the Chinese government has decided to further reform the RMB exchange rate system and increase the flexibility of the RMB exchange rate. Any appreciation or depreciation of RMB or other foreign currency that our operations face will affect our business in different ways. In such circumstances, our business, financial condition, results of operations and development prospects may be materially and adversely affected.

Item 12. Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were not effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●	Because the Company had only one person acting as the sole officer and director of the Company during the fiscal year ended December 31, 2018, there were limited controls over information processing;

●	There was and is an inadequate segregation of duties consistent with control objectives as management was composed of only one person at fiscal year-end, and there remains an issue with inadequate segregation of duties as of the date of filing this Annual Report. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties;

●	The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process; and

●	There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control- Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2019, there was no change in the Company’s internal control over financial reporting period covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Company does not currently have an audit committee.

Item 16B. Code of Ethics

Due to our size, limited number of employees, the fact that we presently only have only one officer and director and are still in the development stage of our operations, the Company has not yet adopted a Code of Ethics which applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal year ended June 30, 2018, the Transition Period and the fiscal year ended December 31, 2019:

	Fiscal YearEnded December 31, 2019	Fiscal Year Ended December 31, 2018
Audit Fees	$26,000	$12,500
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$26,000	$12,500

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 10-Q and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company’s shares are not listed on an exchange.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

On June 13, 2018, the Company dismissed Heaton & Company, PLLC, dba Pinnacle Accountancy Group of Utah (“Pinnacle”) as our independent registered public accounting firm. The reports of Pinnacle on our financial statements for the fiscal year ended December 31, 2017 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports included a going concern qualification. During our fiscal year ended December 31, 2017 and the subsequent interim period preceding their dismissal, there were no disagreements with Pinnacle, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Pinnacle, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.

On June 8, 2018, the Company engaged Pan-China Singapore PAC as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2018.

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

1.       Financial Statements of Huale Acoustics Limited for the years ended December 31, 2019 and 2018

HUALE ACOUSTICS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

F-1

HUALE ACOUSTICS LIMITED

To the Board of Directors and Stockholders of Huale Acoustics Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huale Acoustics Limited together with its subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 7 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

The Company incurred a net loss of $284,655 during the year ended December 31, 2019. As of December 31, 2019, the Company had net current liability of $643,025 and total deficit of $298,447. The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

/s/ Pan-China Singapore PAC

We have served as the Company’s auditor since 2018.
Singapore
June 24, 2020

Huale Acoustics Limited

Consolidated Balance Sheets

As of the years ended December 31, 2019 and 2018

	December 31, 2019 (Audited)	December 31, 2018 (Audited)
	$	$
Assets
Current assets
Cash and cash equivalents	120,126	137,293
Accounts receivable	1,434	-
Prepaid expenses, taxes and other current assets	96,717	12,000
Other receivables, net	134,112	-
Inventory	138,211	-
Related party receivable	80,270	-
Total current assets	570,870	149,293

Non-current assets
Plant and equipment, net	367,484	-
Right-of-use assets	264,164	-
Goodwill	49,564	41
Total non-current assets	681,212	41

Total Assets	1,252,082	149,334

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	57,303	-
Other payable and accruals	295,618	17,830
Deferred revenue	456,112	-
Related party payable	195,214	131,041
Deferred subsidy income	107,488	-
Operating lease liabilities	102,160	-
Total current liabilities	1,213,895	148,871

Non-current liabilities
Deferred subsidy income	170,190	-
Operating lease liabilities	166,444	-
	336,634	-

Total Liabilities	1,550,529	148,871

Stockholders’ (Deficit) Equity
Common stock	3,625	3,625
Additional paid-in capital	200,353	200,353
Accumulated deficit	(482,847)	(203,321)
Foreign currency translation reserve	(1,711)	(194)
Non-controlling interest	(17,867)	-
Total (Deficit) Equity	(298,447)	463

Total Liabilities and (Deficit) Equity	1,252,082	149,334

 Huale Acoustics Limited

Consolidated Statements of Operations and Comprehensive Loss

As for the years ended December 31, 2019 and 2018

	2019 (Audited)	2018 (Audited)
	$	$

Net revenues	505,571	-
Cost of revenues	(446,542)	-
Gross profit	59,029	-

Operating expenses:
Selling and marketing expenses	(6,933)	-
General and administrative expenses	(464,629)	(89,668)
Total operating expenses	(471,562)	(89,668)

Operating loss	(412,533)	(89,668)

Other income (expenses):
Interest income	323	213
Other income	133,175	-
Interest expense	(5,620)	-
Total other income and (expenses)	127,878	213

Loss before taxes from operations	(284,655)	(89,455)

Provision for income taxes	-	-

Net loss	(284,655)	(89,455)

Other comprehensive income:
Foreign currency translation loss	(1,875)	(194)
Total comprehensive loss	(286,530)	(89,649)

Net loss attributable to :
Owners of the Company	(279,526)	(89,455)
Non-controlling interest	(5,129)	-
	(284,655)	(89,455)
Total comprehensive loss attributable to :
Owners of the Company	(281,043)	(89,649)
Non-controlling interest	(5,487)	-
	(286,530)	(89,649)

Basic and diluted earnings (loss) per ordinary share	(0.01)	(0.00)

Weighted average number of common shares outstanding – Basic and diluted	36,250,000	36,250,000

Huale Acoustics Limited

Consolidated Statements of Stockholders’ Equity (Deficit)

For the years ended December 31, 2019 and 2018

	Common stock	Additional paid-in capital	Accumulated deficit	Foreign currency translation reserve	Non- controlling interest	Total
	$	$	$	$	$	$

Balance, January 1, 2018	3,625	100,353	(113,866)	-	-	(9,888)
Net loss for the year	-	-	(89,455)	-	-	(89,455)
Foreign currency translation adjustment	-	-	-	(194)	-	(194)
Total comprehensive loss for the year	-	-	(89,455)	(194)	-	(89,649)

Contributions by and distributions to owners
Additional paid-in capital	-	100,000	-	-	-	100,000

Balance, December 31, 2018 (Audited)	3,625	200,353	(203,321)	(194)	-	463

Balance, January 1, 2019	3,625	200,353	(203,321)	(194)	-	463
Net loss for the year	-	-	(279,526)	-	(5,129)	(284,655)
Foreign currency translation adjustment	-	-	-	(1,517)	(358)	(1,875)
Total comprehensive loss for the year	-	-	(279,526)	(1,517)	(5,487)	(286,530)

Contributions by and distributions to owners
Non-controlling interest arising from acquisition of subsidiary during the year	-	-	-	-	(12,380)	(12,380)

Balance, December 31, 2019 (Audited)	3,625	200,353	(482,847)	(1,711)	(17,867)	(298,447)

Huale Acoustics Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

	2019 (Audited)	2018 (Audited)
	$	$

Loss from operations before taxation	(284,655)	(89,455)
Adjustments for:
Depreciation of plant and equipment	71,736	-
Depreciation of right-of-use assets	43,653	-
Interest expense	5,620	-
Operating cash flows before changes in working capital	(163,646)	(89,455)

Cash flows from operating activities
Increase in accounts and other receivables	(137,063)	-
Decrease in inventory	(94,425)	-
Increase in prepayments and other current assets	(84,717)	(542)
Increase in payables and other current liabilities	455,217	33,338
Net cash used in operating activities	(24,634)	(56,659)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	27,764	-
Purchase of plant and equipment	(4,200)	-
Net cash provided by investing activities	23,564	-

Cash flows from financing activities
Changes in related party balances, net	(16,097)	194,536
Net cash (used in) provided by financing activities	(16,097)	194,536

Net increase of cash and cash equivalents	(17,167)	137,877

Effect of foreign currency translation on cash and cash equivalents	-	(584)

Cash and cash equivalents–beginning of year	137,293	-

Cash and cash equivalents–end of year	120,126	137,293

Supplementary cash flow information:
Interest received	323	213

1.	Organization and Principal Activities

Huale Acoustics Limited (“the Company”) was originally incorporated in Nevada under the name “Illumitry Corp.” on October 17, 2014. It currently maintains its principal executive offices at Floor 13, Building B1, Wisdom Square, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000. The Company was formed to commence operations in the field of embroidery on fabric in Armenia.

The Company filed a registration statement on Form S-1 with the SEC on March 18, 2015, which was declared effective on October 6, 2015. In October 2017, subsequent to a change of control, the Company’s name was changed to Huale Acoustics Corporation and management of the Company abandoned its business plan and determined to seek a possible business combination. Immediately prior to the Share Exchange, the business purpose of the Company was to seek the acquisition of, or merger with, an existing company.

As a result, the Company became a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with nominal assets and no business operations, and it sought to identify, evaluate and investigate various companies with the intent that, if such investigation warranted, a reverse merger transaction could be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

On December 21, 2018, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Nevada to the Cayman Islands. The Company changed its domicile, effective May 7, 2019, by merging into its wholly owned Cayman Islands subsidiary, Huale Acoustics Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, the Company’s name was changed to Huale Acoustics Limited.

On April 28, 2020, the Company completed a Share Exchange with the shareholders of Huale Group Co. Limited. Under the Share Exchange Agreement, Huale Group Co. Limited’s shareholders exchanged all of the shares that they held in Huale Group Co. Limited for 32,625,000 ordinary shares of the Company. Consequently, Huale Group Co. Limited’s shareholders own approximately 90% of the total outstanding ordinary shares of the Company and the former shareholders of the Company own approximately 10%. From and after the Closing Date of the Share Exchange described above, the Company’s operations will now consist of the operations of Huale Group Co., Limited and its subsidiaries. As a result, Huale Group Co. Limited is now a wholly owned subsidiary of the Company.

Huale Group Co., Limited (“HGL”) was incorporated under the laws of the Republic of Seychelles on September 28, 2016. HGL did not have operations that generated revenues and positive cash flows; however, the Company’s management has been reviewing investment opportunities.

Huale Holding Co., Limited (“HHC”) was incorporated under the laws of the Republic of Seychelles on May 15, 2017. HHC is an investment holding company. It is a wholly owned subsidiary of the Company. Its sole director is Huang Yusheng.

Huale (HK) Investment Co., Limited (“HHK”) was incorporated on September 16, 2016 in Hong Kong with limited liability. Its original shareholder was Huang Yusheng. On May 29, 2018, HHC and Huang Yusheng entered into an agreement whereby Huang Yusheng transferred his entire equity in the company to HHC. Therefore, HHK became a wholly owned subsidiary of HHC.

On March 27, 2017, Qianhailewenhua Consulting Ltd. (“QCM”) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK. On August 2, 2019, QCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

Shenzhen Yeller Video & Technology Co., Ltd. (“Shenzhen Yeller”) was incorporated under the laws of the PRC on May 5, 2017. Its primary businesses are gathering and selling high-quality audio and video products. Located in Futian District, Shenzhen, Shenzhen Yeller will also establish branches in first- and second-tier cities.

As of December 31, 2019, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huale Group Co., Ltd (“HGL”)	September 28, 2016	April 28, 2020	Seychelles	100%	Investment holding
Huale Holding Co., Ltd (“HHC”)	May 15, 2017	N/A	Seychelles	100%	Investment holding
Huale (Hong Kong) Investment Co., Limited(“HHK”)	September 16, 2016	May 29, 2018	Hong Kong	100%	Investment holding
Qianhai Lewenhua Consulting Management (Shenzhen) Co., Limited(“QCM”)	March 27, 2017	N/A	China	100%	Investment holding
Shenzhen Yeller Audio & Video Technology Co., Limited(“Shenzhen Yeller”)	May 5, 2017	August 2, 2019	China	80%	Selling audio and video equipment, smart home and cultural media

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements including the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $284,655 during the year ended December 31, 2019. As of December 31, 2019, the Company had net current liability of $643,025 and total deficit of $298,447.

The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company expects to finance operations primarily through cash flow from revenue and capital contributions from the Chairman of the Board. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve its strategic objectives, the Chairman of the Board indicated the intent and ability to provide additional equity financing.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has control. Control exists when the Company has the power over the entity, exposure, or rights to variable returns from involvement in the entity, and the ability to use power over the entity to affect returns through its power over the entity. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance with generally accepted accounting principles in the United States of America. The Company maintains its general ledger and journals with the accrual method of accounting.

Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions. Under the PRC Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for foreign currencies through banks that are authorized to conduct foreign exchange business.

Accounts receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off against allowances.

Inventories

Inventories consisting of finished goods are stated at the lower of cost or market value. The Company applies the weighted average cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payments to suppliers and vendors for the procurement of finished goods. Upon physical receipt and inspection of the finished goods from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Plant and Equipment

An item of plant and equipment is stated at cost less any accumulated depreciation and any accumulated allowance for decrease in value (if any).

The cost of an item of plant and equipment comprises its purchase price, import duties and non-refundable purchase taxes (after deducting trade discounts and rebates) and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These can include the initial estimate of costs of dismantling and removing the item, and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period.

The cost of replacing part of plant and equipment is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the Company and the carrying amount of those replaced parts is derecognized. Repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Computer	36 months
Furniture and fittings	36 months
Office equipment	36 months
Leasehold improvement	Shorter of lease term or estimated useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of plant and equipment, such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of plant and equipment in the statement of income where the carrying amount of the asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In order to test goodwill for impairment, the Company first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

No impairment loss is recognized during the year ended December 31, 2019.

Statutory reserves

Statutory reserves are referring to the amount appropriated from the net income in accordance with laws or regulations, which can be used to recover losses and increase capital, as approved, and are to be used to expand production or operations. PRC laws prescribe that an enterprise operating at a profit must appropriate and reserve, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise’s PRC registered capital.

Operating leases

The Company determines if an arrangement contains a lease at inception. The Company elected the practical expedient, for all asset classes, to account for each lease component of a contract and its associated non-lease components as a single lease component, rather than allocating a standalone value to each component of a lease. For purposes of calculating operating lease obligations under the standard, the Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company’s leases do not contain material residual value guarantees or material restrictive covenants. Operating lease expense is recognized on a straight-line basis over the lease terms. The discount rate used to measure a lease obligation is usually the rate implicit in the lease; however, the Company’s operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased-in in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2017 to August 2018, Shenzhen Yeller was a small-scale taxpayer subject to a 3% VAT rate. Since September 2018, Shenzhen Yeller became a general taxpayer and subject to VAT rates of between 6% and 13%. From March 2017, QCM is a small-scale taxpayer subject to a 3% VAT rate.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	December 31, 2019	December 31, 2018

Year end RMB: US$ exchange rate	6.96676	6.87644
Annual average RMB: US$ exchange rate	6.89955	6.61464

Income recognition

Recognition of Revenue

Revenue is reported net of business taxes and VAT. The Company is in the business of selling high-quality audio and video products. Trade receipts that are received in advance are initially recorded as deferred revenue. Revenue is recognized when goods are delivered and acknowledged by customers.

Revenue is recognized when a customer receives the goods and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount:

(i) identification of the services in the contract;

(ii) determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations; and

(v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

Other Income and other expenses

Other income and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

Advertising

All advertising costs are expensed as incurred.

Shipping and handling

All outbound shipping and handling costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to either expenses as incurred or allocated to inventory as part of overhead.

Income taxes

Income tax expense comprises current and deferred taxation and is recognized in profit or loss except to the extent that it relates to items recognized directly in other comprehensive income or equity, in which case it is recognized directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

The Company accounts for income tax using an asset and liability approach and allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

The Company accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Comprehensive income

The Company uses FASB ASC Topic 220, “Reporting Comprehensive Income”. Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except the changes in paid-in capital and distributions to stockholders due to investments by stockholders.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive effects of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warrants are calculated using the treasury stock method. Securities that are potentially an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for current assets and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.
●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Share Capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent accounting pronouncements

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Determination of Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company adopted this pronouncement on its consolidated financial statements as of and for the year ended December 31, 2019.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this ASU on update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company adopted this ASU on January 1, 2019. Adoption of this standard resulted in the recognition of right-of-use assets of $264,164 and operating lease liabilities of $268,604. As of December 31, 2019, the adoption of this standard did not have a material impact on the Company’s operating results or cash flows.

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s financial statements.

In November 2016, the FASB issued guidance, which addresses the presentation of restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In October 2016, the FASB issued guidance, which amends the existing accounting for Intra-Entity Transfers of Assets Other Than Inventory. The guidance requires an entity to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In August 2016, the FASB issued guidance, which amends the existing accounting standards for the classification of certain cash receipts and cash payments on the statement of cash flows. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In January 2016, the FASB issued guidance, which amends the existing accounting standards for the recognition and measurement of financial assets and financial liabilities. The updated guidance primarily addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Company is currently evaluating the timing and the impact of this guidance on the financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	Trade Receivables

The Company generally provides a credit term of 30 to 60 days to its customers upon delivery of goods.

4.	Prepaid expenses, taxes and other current assets

	2019	2018
Advance payment to suppliers	96,717	-
Prepaid expenses	-	12,000
	96,717	12,000

5.	Other Receivables

	2019	2018
Security deposit	2,871	-
Value Added Tax receivables	60,946	-
Deposit	56,251	-
Others	14,044	-
	$134,112	$-

6.	Plant and Equipment

	Computer equipment	Furniture and fittings	Office equipment	Leasehold improvement	Total
	$	$	$	$	$
Cost
At January 1 and December 31,2018	-	-	-	-	-
Additions arising from business combinations	-	660	1,157	616,734	618,551
Additions during the year	368	-	-	3,832	4,200
Effects of currency translation	-	(9)	(15)	(8,059)	(8,083)
At December 31, 2019	368	651	1,142	612,507	614,668

Accumulated depreciation
At January 1 and December 31,2018	-	-	-	-	-
Additions arising from business combinations	-	270	403	178,022	178,695
Depreciation during the year	-	109	193	71,434	71,736
Effects of currency translation	-	(5)	(8)	(3,234)	(3,247)
At December 31, 2019	-	374	588	246,222	247,184

Net book value
At December 31, 2018	-	-	-	-	-
At December 31, 2019	368	277	554	366,285	367,484

7.	Business Combination

On August 2, 2019, QCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

The following represents the purchase price allocation at the date of acquisition:

August 2, 2019
Cash and cash equivalents	27,764
Other current assets	387,450
Non-current assets	733,972
Current liabilities	(900,586)
Non-current liabilities	(310,502)
NCI	12,380
Net liabilities	(49,522)
Less: Purchase price	1
Goodwill	$49,523

No impairment loss is recognized during the year ended December 31, 2019.

8.	Accounts Payable, Other Payables and Accruals

	2019	2018
Accrued payroll and welfare payable	10,820	3,609
VAT and other taxes payable	557	28
Others (a)	284,241	14,193
	$295,618	$17,830

(a) Others primarily consist of rental payable.

9.	Related Party Transactions

(a) The Company had the following balances due to and due from related parties:

At December 31, 2019 and 2018, the Company lent funds to the following related parties. These loans were unsecured, non-interest bearing and repayable on demand.

	December 31, 2019	December 31, 2018	Relationship
Huang Xiansheng	25,837	-	Minority shareholder of Shenzhen Yeller

Shenzhen Yeller Investment & Development Co., Ltd	54,433	-	Company owned by President of the Company
	80,270	-

At December 31, 2019 and 2018, the Company owed funds to the following related parties:

	December 31, 2019	December 31, 2018	Relationship

Huang Zhicheng	57,423	51,324	Shareholder
Huang Yusheng	137,791	79,717	President of the Company
	195,214	131,041

These advances were unsecured, non-interest bearing and due on demand.

(b) Transactions

	For the years ended December 31,
	2019	2018

Purchases of goods from Shenzhen Yeller Investment & Development Co., Ltd	232,238	-
Installation serviced charged by Shenzhen Yeller Investment & Development Co., Ltd	45,351	-
Rental fee charged to Shenzhen Yeller Investment & Development Co., Ltd	285,561	-

10.	Income Taxes

Cayman Islands

The Company is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2019.

Seychelles

The Company’s subsidiaries formed in the Republic of Seychelles are not subject to tax on its income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no withholding tax is imposed.

Hong Kong

The Company’s subsidiary formed in Hong Kong is subject to a profits tax rate of 16.5% for income generated in the special administrative region.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to a profits tax rate of 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward losses depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC have unused net operating losses (“NOLs”) amounting to $322,868 available for carry forward to future years for PRC income tax reporting purposes.

Income tax expense (benefits)

	2019	2018
Loss before tax	$(284,655)	$(89,455)
Tax credit calculated at statutory tax rate	(71,164)	(22,364)
Expenses not deductible for tax purposes	27,933)	22,364
Effect of different tax rates in other countries	112	-
Others	43,119	-
	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

11.	Leases

The adoption of the new lease guidance did not have a material impact on the Company’s results of operations or liquidity, but resulted in the recognition of operating lease liabilities and operating lease right-of-use assets on its balance sheets. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company entered into a five-year lease agreement with China International Consumer Electronics Show and Exchange Center (CEEC) commencing on July 17, 2017 and expiring on July 17, 2022. As of December 31, 2019, The Company has $264,164 of right-of-use assets, $102,159 in current operating lease liabilities and $166,444 in non-current operating lease liabilities as of December 31, 2019.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancellable operating leases are as follows:

As of December 31, 2019
(Audited)
$

Within 1 year	113,291
After 1 year but within 5 years	171,630
Total lease payments	284,921

Less: imputed interest	(16,318)
Total lease obligations	268,603
Less: current obligations	(102,159)
Long-term lease obligations	166,444

Based on the lease agreement entered into with CEEC, the Company is entitled to a subsidy of RMB 3,245,000 ($471,901) for renovation if the Company fulfills its contractual obligations. The full subsidy amount has been recorded in 2018 as deferred subsidy income when the renovation was completed in March 2018 and the Company commenced operations thereafter.

Deferred subsidy is amortized on a straight line basis over 52 months, which represents the remaining lease term of the CEEC contract. As of December 31, 2019, the deferred subsidy income amounted to $277,678.

12.	Reserves

Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the years ended December 31, 2019 and 2018, the Company did not accrue any legal reserve.

Currency translation reserve

The currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

13.	Risks

A.	Credit risk

The Company’s deposits are with banks located in the PRC. They do not carry federal deposit insurance and may be subject to loss if the banks become insolvent.

Since the Company’s inception, the age of account receivables has been less than one year indicating that the Company is subject to minimal risk from credit extended to customers.

B.	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

C.	Interest risk The Company is subject to interest rate risk when short term loans become due and require refinancing.
D.	Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

14.	Subsequent Events

The outbreak of coronavirus (COVID-19) in January 2020 resulted in interruption of business activities which adversely affected the Company’s operations. Management is evaluating the impact and developing actions plan to minimize the effect of the COVID-19 pandemic and to recover business as soon as possible.

There is no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

Item 19. Exhibits

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

54

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated June 24, 2020	HUALE ACOUSTICS LIMITED

/s/ HUANG Yusheng
HUANG Yusheng, President, Chief Executive Officer,
Chief Financial Officer, Secretary and Director

55