Form 20-F
period 2020-12-31
HUALE ACOUSTICS Ltd
filed 2021-06-28
CIK 1636760

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

41,106,775 ordinary shares, $0.0001 par value, at December 31, 2020

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
Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China other than the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group” and the “Company” refer to Huale Acoustics Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected Financial Data

The selected consolidated financial data of the Company and the selected financial data of Shenzhen Yeller as of and for the fiscal years ended December 31, 2019 and 2020 are derived from the Audited Consolidated Financial Statements and notes, which appear elsewhere in this Annual Report.

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

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in US$ except for shares and per share data)

	For the years ended December 31,
	2020 (Audited)	2019 (Audited)
Net revenues	$768,518	$505,571

Cost of revenues	(591,077)	(446,542

Gross profit	177,441	59,029

General and administrative expenses	(789,510)	(464,629)

Total operating expenses	(798,660)	(471,562)

Operating loss	(621,219)	(412,533)

Other income (expenses)	(346,272)	127,878

Loss before taxes from operations	(967,491)	(284,655)

Provision for income taxes	-	-

Net loss	(967,491)	(284,655)

Total comprehensive loss	(1,015,501)	(286,530)

Basic and diluted loss per share	(0.02)	(0.01)

Weighted average number of common shares outstanding – Basic and diluted	41,106,775	36,250,000

Balance Sheet Data

(in US$)

	December 31, 2020 (Audited)	December 31, 2019 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	$32,040	$120,126
Accounts receivable	13,531	1,434
Prepaid expenses and advance payments to suppliers	199,213	96,717
Other receivables, net	96,253	134,112
Inventory	95,953	138,211
Related party receivable	64,496	80,270
Total Current Assets	501,486	570,870

Non-current assets
Plant and equipment, net	1,236	367,484
Right-of-use assets	-	264,164
Goodwill	-	49,564
Total Non-Current Assets	1,236	681,212

Total Assets	$502,722	$1,252,082

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Liabilities
Current Liabilities
Accounts payable	85,280	57,303
Other payables and accruals	520,940	295,618
Deferred revenue	379,079	456,112
Related party payable	374,553	195,214
Deferred subsidy income	181,639	107,488
Operating lease liabilities	177,641	102,160
Total Current Liabilities	1,719,132	1,213,895

Non-current liabilities
Deferred subsidy income	-	170,190
Operating lease liabilities	-	166,444
	-	336,634
Total Liabilities	$1,719,132	$1,550,529

Stockholder’s Equity
Common stock, par value $0.0001; 500,000,000 shares authorized, 41,106,775 issued and outstanding (2019: par value $0.001; 500,000,000 shares authorized, 3,625,000 issued and outstanding)	4,111	3,625
Additional paid-in capital	297,405	200,353
Accumulated deficit	(1,346,967)	482,847)
Foreign currency translation reserve	(46,173)	(1,711)
Non-controlling Interest	(124,786)	(17,867)
Total Stockholder’s (Deficit) Equity	(1,216,410)	(298,447)

Total Liabilities and Stockholder’s (Deficit) Equity	$502,722	$1,252,082

B. Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to the Company

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

We have identified material weaknesses in our internal control over financial reporting in the Company and in its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; (iii) we do not have a formal audit committee with a financial expert; and (iv) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

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

Our independent auditors have issued an audit opinion for the Company, which includes a statement describing its going concern status. The Company’s financial status creates a doubt it will continue as a going concern.

Our auditors have issued a going concern opinion regarding the Company. This means there is substantial doubt as to whether the Company can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding the Company’s ability to continue in business. As such, we may have to cease operations and investors could lose part or all of their investment in the Company.

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

We are dependent on information technology networks and systems to process, transmit and store electronic information and to communicate with our customers. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential customer or employee data. As a result, we are subject to laws and regulations designed to protect this information. If any person, including any of our employees, mismanages or misappropriates such data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer or employee data, whether through systems failure, employee negligence, fraud or misappropriation could damage our reputation, disrupt our operations or result in remedial or other costs, fines or lawsuits and cause us to lose customers.

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

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 outbreak.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures.

Our business has been and may continue to be adversely impacted. Our sole operating subsidiary is located in China, as are its employees and customers. A slowdown in the Chinese economy could be expected to result in a reduction in disposable income of our potential customers, which could have a negative effect on our sales due to the discretionary nature of the products we sell. In addition, the global nature of the pandemic could negatively affect our suppliers and lockdown measures and travel restrictions imposed during 2020 impeded Shenzhen Yeller’s ability to work towards expanding its sales network.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A slowdown in the Chinese economy and/or negative business sentiment could potentially have a significant negative impact on our revenues due to the discretionary nature of our products. A major resurgence of the epidemic in China could be expected to significantly reduce the demand for our products and services. In addition, our business operations could be disrupted again if any of our employees is suspected of contracting COVID-19, since our employees could be quarantined and/or our facilities shut down for disinfection. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected if there is a resurgence of COVID-19 in China or if it harms the Chinese and global economies in general.

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

We have registered 9,125,000 shares for resale in the United States and are in the process of applying for our shares to be admitted to quotation on the OTC Markets. We cannot assure you that our shares will be admitted to quotation or that if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTC Markets or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

Enforcement actions by FINRA will make it difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.

In order to be able to publicly trade a security, such security is required to have a trading symbol. Trading symbols for OTC securities are assigned by FINRA following a submission by a market maker of a Form 211. In the past, the review of such submissions by FINRA was a routine matter that would typically be completed within weeks. Recently, FINRA reviews have often taken well in excess of six months, with many securities being subject to indefinite delays. As a result of the enhanced regulatory scrutiny and long review process, many market makers are now declining to submit Forms 211.

In addition, and in response to increased scrutiny and recent regulatory actions by FINRA, many brokers have started to refuse deposits of OTC securities, whether restricted or free trading and regardless of the price at which these securities are traded, even after they obtained a trading symbol. As a result, investors may find it increasingly difficult to dispose of their Ordinary Shares.

We may not be able to achieve secondary trading of our Shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.

Our Ordinary Shares are not eligible for trading on The NASDAQ Capital Market or on a national securities exchange. Therefore, our Ordinary Shares are subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. While we may register our Ordinary Shares or qualify for exemptions for our Ordinary Shares in one or more states, if we fail to do so the investors in those states where we have not taken such steps may not be allowed to purchase our Shares or those who presently hold our Shares may not be able to resell their Shares without substantial effort and expense. These restrictions and potential costs could be significant burdens on our shareholders.

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

We currently have issued and outstanding 41,106,775 ordinary shares, 9,125,000 of which have been registered for resale in the U.S. The remaining 31,981,775 shares also may be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144, Rule 701 or other applicable exemption under the Securities Act. The market price of our capital stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional ordinary shares or other equity securities.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

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

The shares issued to the HGL Shareholders in connection with the Share Exchange were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering, and/or Regulation S promulgated by the U.S. SEC. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

As a result of the reverse acquisition described above, management of the Company believes that the Company is no longer a shell company. The Company’s operations now consist of the operations of HGL and its subsidiaries.

The Company filed a registration statement on Form F-1 with the SEC on December 31, 2020, which was declared effective on March 3, 2021. The registration statement registered 9,125,000 of the Company’s outstanding shares for resale in the United States. The remaining 31,981,775 outstanding shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

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

The company is headquartered in Shenzhen, China. Through its professional design and installation team, the company displays and sells high-quality smart home and audio and video products to its customers in a one-stop manner, so that users can achieve a set of smart home solutions and high-quality audio and video experience within the shortest time and at a lower cost. Through our professional team, we integrate automatic control technology, computer technology and Internet of Things technology to combine the functions of household appliance control, environmental monitoring, information management and video entertainment so as to provide customers with a more comfortable, safe, energy-saving and high-quality family life experience.

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

Marketing

The company markets its services both online and offline. The company’s Culture and Sports Building flagship store in Futian District, Shenzhen, covers an area of 500 square meters and enables the customer to fully experience the company’s offerings as well as become familiar with the company’s after-sales service network. Management intends to establish branches in first and second-tier cities with high consumption power in China.

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

According to the data, the total output value of China’s major electronic audio products in 2018,was 330 billion yuan, a year-on-year increase of 6% over 2017. The total output value in the industry in 2019 was about 315.4 billion yuan (approximately US$49.2 billion), a year-on-year decrease of 4%, affected by the Sino-US trade friction and the decline in domestic industrial growth. With the rising consumption of young people and the arrival of smart products, the total output value of major electronic audio products has continued to grow and is expected to, reach 335.8 billion yuan in 2021 and 352.6 billion yuan in 2022.

（Source: 2020 China Music Industry Development General Report）

Figure 1. Total output value and growth of major electronic audio products in China from 2016 to 2022 (estimated)

(Sources: 2020 China Music Industry Development General Report; National Bureau of Statistics; General Administration of Customs People’s Republic of China)

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

(2) Wireless

With the changes in audio products, audio has also been changing to adapt to new sources. The market for wireless audio products including Bluetooth speakers, wireless headphones, wireless microphones, car wireless audio equipment and related APP applications, has ushered in a high-speed development stage in recent years. According to the I love audio network (a professional organization in China that analyses and evaluates smart audio equipment) database, global sales of branded true wireless stereo headsets (“TWS”) in 2018 were 46 million units, and the sales volume in 2019 was 90 million units, a 96% increase. In difficult 2020, the sales volume of brand TWS headsets continued to grow, reaching 300 million units, a year-on-year increase of 230%.

(Source：http://www.199it.com/archives/1210308.html)

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

Figure 2. Top five countries in the global smart home market in 2018 (unit: billion US dollars)

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

In March 2021, Shenzhen Yeller moved its offices and showroom from CEEC8, Shenye Shangcheng, Sungang West Road, Futian District, Shenzhen to room 4, 26th Floor, Culture and Sports Building, Futian Sports Park, 3030 Fuqiang Road, Shenzhen, 518000. Its new location occupies approximately 500 square meters. The lease for the property provides for a monthly rental of RMB 58,000 (approximately US$8,949), including utilities, and expires on March 31, 2024.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the end of 2020 we employed a total of 9 persons; as of the date of this Annual Report, we employ a total of 13 persons, 8 of whom are employed by Shenzhen Yeller. Employees are not covered by collective bargaining agreements. All employment contracts are in accordance with the laws of the PRC. We consider our labor practices and employee relations to be good.

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

Patents.

The following table contains a list of all patents obtained by Shenzhen Yeller as of the date of this Annual Report.

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

As of the date of this Annual Report, we own 10 computer software copyrights in the PRC.

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

As of the date of this Annual Report, we own five utility model patents in the PRC.

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

As of the date of this Annual Report, we do not own any trademarks.

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

Although the Company’s revenues for the first half of 2020 were negatively affected by the coronavirus pandemic, its revenues during the second half of 2020 more than made up for that decrease in sales, with total sales for the year ended December 31, 2020 surpassing total sales for the year ended December 31, 2019 by approximately 52%. Management does not anticipate that COVID-19 will have a negative effect on the Company’s revenues for the 2021 fiscal year.

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

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The adoption does not have a significant impact on the Company’s financial statements.

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

For the Year Ended December 31, 2020 Compared to the Year Ended December 31 2019

Revenue

The Company generated $768,518 in revenues during the fiscal year ended December 31, 2020 compared to $505,571 during the year ended December 31, 2019. The increase in revenues was due to an increase in sales of speakers. Although sales during the first half of the year were very low due to COVID-19, sales during the second half of the year, after COVID-19 restrictions had been eased, increased such that sales for the year surpassed those for the prior year.

Cost of Revenues

During the year ended December 31, 2020, the Company incurred $591,077 in cost of revenues compared to $446,542 for the year ended December 31, 2019. The increase in cost of revenues was the result of the increase in sales during the year ended December 31, 2020 compared to the year ended December 31, 2019.

Gross Profit

As a combined result of revenues and cost of revenues, the gross profit was $177,441 and $59,029 for the years ended December 31, 2020 and 2019, respectively. The increase in gross profit was mainly because the Company focused on selling high-end brands including Cambridge Audio, ENNE and SONY.

General and Administrative Expenses

During the year ended December 31, 2020, we incurred general and administrative expenses of $789,510 compared to $464,629 incurred during the year ended December 31, 2019 from continuing operations. General and administrative expenses incurred during the year ended December 31, 2020 mainly consisted of depreciation, amortization and salary expenses. The increase in operating expenses was primarily due to an increase in CEEC professional fees and salary expenses.

Total Other Income (Expenses)

During the year ended December 31, 2020, we incurred $346,272 in total other expenses compared to $127,878 in total other income during the year ended December 31, 2019. The total other income consisted mainly of interest income, recognition of renovation subsidy and rental income from lease of exhibition space to vendors. The increase in total other loss was related to a substantial decline in rental income.

Other expenses are comprised of right of use assets written off in connection with the CEEC lease, write-off of leasehold improvements in CEEC and impairment of goodwill.

Net loss

The net loss for the years ended December 31, 2020 and 2019 was $967,491 and $284,655, respectively.

Liquidity and Capital Resources

As of December 31, 2020 and December 31, 2019, the Company had total assets of $502,722 and $1,252,082, respectively. The Company’s total liabilities as of December 31, 2020 were $1,719,132, all of which were current liabilities. This compares with total liabilities of $1,550,529 as of December 31, 2019, comprised of current liabilities of $1,213,895 and non-current liabilities of $336,634. At December 31, 2020, the Company had negative working capital of $1,217,646, resulting from current assets of $501,486 and current liabilities of $1,719,132. The Company can provide no assurance that it can continue to satisfy its cash requirements for at least the next twelve months.

The following is a summary of the Company’s cash flows provided by (used in) operating, investing, and financing activities for the years ended December 31, 2020 and 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net Cash (Used In) Operating Activities	$(334,692)	$(24,634)
Net Cash Provided by Investing Activities	$(11,173)	$23,564
Net Cash (Used In) Provided by Financing Activities	$257,779	$(16,097)
Net (Decrease) Increase in Cash and Cash Equivalents	$(88,086)	$(17,167)

Cash Flows from Operating Activities

We have not generated positive cash flows from operating activities. For the fiscal year ended December 31, 2020, net cash flows used in operating activities were $334,692, consisting primarily of a net loss of $967,491, an increase in prepaid expenses of $89,210 and a decrease in account payables and other current liabilities of $60,507. During the fiscal year ended December 31, 2019, net cash flows used in operating activities from continuing operations were $24,634 consisting primarily of a loss from operations of $284,655, an increase in accounts and other receivables of $137,063 and an increase in payables and other current liabilities of $455,217.

Cash Flows from Investing Activities

Net cash flows used in investing activities for the year ended December 31, 2020 were $11,173 comprised solely of a purchase of plant and equipment, compared to net cash flows provided by investing activities of $23,564 for the year ended December 31, 2019, consisting of net cash inflow from acquisition of subsidiary and purchase of plant and equipment.

Cash Flows from Financing Activities

We have financed our operations primarily from either advances from shareholders or the issuance of equity instruments. For the fiscal year ended December 31, 2020, net cash provided by financing activities was $257,779, consisting primarily of proceeds from issuance of shares and a net increase in related party payable. For the fiscal year ended December 31, 2019, net cash used in financing activities was $16,097, consisting of a net increase in related party receivable.

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

In accordance with the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for March 2019, 2020 and 2021 were 2.3%, 4.3% and 4.4%, respectively. Inflation in China has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in China in the future.

Taxation

As an exempt company limited by shares, we are not subject to taxation in the Cayman Islands on income arising in or derived from other jurisdictions.

On April 28, 2020, we completed the Share Exchange whereby Shenzhen Yeller, a PRC company, became our sole operating subsidiary. Shenzhen Yeller is a general VAT taxpayer with a tax rate of 13%. The corporate income tax rate in China is generally 25%; however, it may be as low as 5% to 10% for small and micro enterprises that meet certain conditions. Our income tax rate in 2020 was 25% and our income tax was $Nil.

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

Officers and Directors of the Company

Name	Age	Position
Yusheng Huang	64	President, Chief Executive Officer, Secretary and Chairman of the Board
Yuze Jiang	39	Chief Strategic Officer
Demin He	31	Chief Financial Officer

Mr. Yusheng Huang, age 64, has served as the Company’s President, Chief Executive Officer, Secretary and Chairman of the Board since April 28, 2020. He also served as Chief Financial Officer from April 28, 2020 until June 2020 when Mr. Demin He was appointed to that position. Mr. Huang has served as the Chairman of the Board of Directors of Chinacom Financial Group since March 2015. He also has served as Vice President of the Shenzhen Business Federation since July 2013 and as Vice President of the Shenzhen Cultural and Fashion Industry Alliance since September 2019. Mr. Huang has been engaged in the audio music and cultural industry investment field for more than 21 years. He founded “Yalehui”, which titled “Shenzhen Lao Zi Hao,” one of Shenzhen’s outstanding cultural enterprises and one of its highest growth enterprises. Mr. Huang has produced the annual “Shenzhen Sound Show,” one of the most prestigious exhibitions in China, which has been held every year since 2005. He successfully operated the international sound center, which is considered one of the largest and most famous sound events in China. . Mr. Huang holds a Bachelor’s degree from Shenzhen Open University.

Mr. Yuze Jiang was appointed as the Company’s Chief Strategic Officer in May 2020 and has been employed as QCM’s Chief Executive Officer since January 2020. He was employed as General Manager in the Investment Banking Sector of Chinacom Financial Group from December 2018 to January 2020 in China. Mr. Jiang worked for Hongtai Financial Holdings Limited, a Hong Kong-based investment bank, as a Project Director from March 2016 to December 2018, and he worked as a Senior Consultant for Princeton Quantitative Research from May 2013 to February 2016. Mr. Jiang holds a Master’s degree in Business Administration with a Concentration in Financial Management from Johnson & Wales University in the US and a Bachelor’s degree in Naval Architecture and Ocean Engineering from Seoul National University in South Korea.

Mr. Demin He has served as Chief Financial Officer for both the Company and QCM since June 2020. He has been employed in the accounting area for more than 10 years. He was employed as a project manager by Shenzhen Huangjiacairun Financial Consulting Co., Ltd., where he was involved in auditing for that company’s initial public offering, and also served as project manager for many companies that were quoted on the National Equities Exchange and Quotations Co., Limited, a Chinese over-the-counter quotation system. Mr. He holds a Bachelor’s degree in accounting and finance from Hunan City University.

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

Compensation Paid
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Compensation ($)
Zhicheng Huang,(2) President, CEO, CFO, Secretary and Director	2019 2020	Nil Nil	Nil Nil	N/A N/A

Yusheng Huang,(3)President, CEO, Secretary and Director	2019 2020	Nil 13,236	Nil Nil	N/A N/A

Yuze Jiang,(4) CSO of the Company and CEO of QCM	2019 2020	Nil 24,582	Nil Nil	N/A N/A

Demin He,(5) CFO of the Company and QCM	2019 2020	Nil 8,269	Nil Nil	N/A N/A

Xiansheng Huang, Chief Executive Officer of Shenzhen Yeller	2019 2020	Nil Nil	Nil Nil	N/A N/A

Ying Yao, Marketing Manager of Shenzhen Yeller	2019 2020	8,089 3,060	Nil Nil	N/A N/A

Yanyi Du, CTO of Shenzhen Yeller	2019 2020	8,529 6,415	Nil Nil	N/A N/A

Hanbiao Rao, Salesman and Engineer for Shenzhen Yeller	2019 2020	7,309 6,218	Nil Nil	N/A N/A

(1)	Expressed in U.S. Dollars based on the average annual exchange rate of 6.85154 RMB for each U.S. Dollar in 2019 and 6.940068 RMB for each U.S. Dollar in 2020, as reported by oanda.com.
(2)	Zhicheng Huang resigned from the position of President, CEO, Secretary, CFO and director effective April 28, 2020.
(3)	Yusheng Huang was appointed as President, CEO, Secretary, CFO and director of the Company as of April 28, 2020 and has been Supervisor of Shenzhen Yeller since March 2018.
(4)	Yuze Jiang was appointed as CEO of QCM in January 2020 and as CSO of the Company in May 2020.
(5)	Demin He was appointed as CFO of the Company and QCM as of June 2020.

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

Employment Contracts

We have formal employment agreements with QCM’s and Shenzhen Yeller’s executive officers and key employees. The employment agreements are summarized below, and qualified by reference to the summaries of those employment agreements filed as Exhibits 10.2 through 10.7 to the Company’s Report on Form 6-K filed with the SEC on April 30, 2020 and as Exhibits 10.11 and 10.12 to our registration statement on Form F-1 filed with the SEC on December 31, 2020.

Yusheng Huang. Yusheng Huang’s Employment Agreement with Shenzhen Yeller, which specifies that Mr. Huang’s position is that of Supervisor, is for a term that commenced March 7, 2018 and terminates on March 6, 2028. The Agreement may be terminated by mutual consent or by either party under certain specified conditions. The Agreement does not provide for any compensation to be paid to Mr. Huang.

Yuze Jiang. Yuze Jiang’s Employment Agreement with QCM, which specifies that Mr. Jiang’s position is that of CEO, is for a term that commenced December 17, 2019 and terminates on December 16, 2022. The Agreement provides for a monthly salary of RMB 15,000.

Demin He. Demin He’s Employment Agreement with QCM specifies that Mr. He’s position is that of CFO. The agreement is for a term that commenced June 22, 2020 and terminates on June 21, 2021. The Agreement provides for a monthly base salary of RMB 7,700 plus a monthly performance salary of RMB 3,300.

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

Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name and Address of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Class(1)
Yusheng Huang	32,625,000	79.2%

All directors and executive officers as a group (3 persons)	32,625,000	79.2%

(1) Based on the number of Shares outstanding of 41,106,775.

(2) Includes 14,028,750 Shares and 16,638,750 Shares owned of record by Junzhu Co., Limited and Happyland Co., Limited, respectively. Yusheng Huang holds sole voting and investment power over those Shares by virtue of his being sole shareholder and sole officer and director of each of those entities.

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

During the year ended December 31, 2018, Zhicheng Huang, the sole officer and director of the Company prior to the Share Exchange, loaned an aggregate of $51,324 to the Company for general corporate purposes. During the year ended December 31, 2019, he loaned the Company an additional $6,099. As of December 31, 2019, the amount owed to Mr. Huang was $57,423. The loans are unsecured, non-interest bearing and due on demand. As of December 31, 2020, the amount owed to Mr. Huang was $Nil.

During the year ended December 31, 2019, Shenzhen Yeller loaned $25,837 to Xiansheng Huang, its CEO. As of December 31, 2020, the outstanding balance on this loan was $19,915. The loan is unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2018, HGL and HHC loaned $50,000 and $48,711 respectively to Huang Yusheng, our sole officer and director, for setting up subsidiaries. Huang Yusheng loaned $176,798 to HHK and $1,630 to QCM for general purposes. This resulted in a net amount owed to Huang Yusheng of $79,717. During the year ended December 31, 2019, Yusheng Huang loaned the Company $21,099, and during the year ended December 31, 2020, Mr. Huang loaned the Company an additional $236,762. As of December 31, 2020, the amount owed to Yusheng Huang was to $374,553. The loans are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2019, Shenzhen Yeller made loans to an affiliate, Shenzhen Yeller Investment & Development Co., Limited, in the aggregate amount of $54,433 for general corporate purposes. As of December 31, 2020, the outstanding balance on this loan was $44,581. The loan is unsecured, non-interest bearing and due on demand. During the year ended December 31, 2020, Shenzhen Yeller and Shenzhen Yeller Investment & Development Co., Limited entered into the following transactions: (i) purchase of goods from Shenzhen Yeller Investment & Development Co., Limited ($9,975), (ii) installation services charged by Shenzhen Yeller Investment & Development Co., Limited ($70,703), (iii) rental fee charged to Shenzhen Yeller Investment & Development Co., Limited ($7,592), and sales of finished goods to Shenzhen Yeller Investment & Development Co., Limited ($7,237).

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

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – “Financial Statements.”

Item 9. The Offer and Listing

Offer and Listing Details

Our shares were quoted on the OTCQB under the symbol “HYAS.” However, the shares are not currently trading. The Company filed a registration statement with the SEC under the Securities Act, which was declared effective on March. 3, 2021, pursuant to which 9,125,000 shares were registered for resale. There is no established public trading market for our shares, and there can be no assurance that a trading market will be developed and if developed that it will be sustained.

As of May 31, 2021, we have 41,106,775 ordinary shares issued and outstanding held by 41 shareholders of record, none of which were held in the United States.

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

As of the date of this Annual Report, there are 41,106,775 of our ordinary shares issued and outstanding, 32,625,000 of which were issued in April 2020 in consideration for 100% of the outstanding shares of HGL pursuant to the Share Exchange. All shares are fully paid. We do not have any options to purchase shares or any preferred shares outstanding.

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

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.2 through 10.7 to our Report on Form 6-K filed with the SEC on April 30, 2020 and as Exhibits 10.11 and 10.12 to our registration statement on Form F-1 filed with the SEC on December 31, 2020.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●	The Company has limited controls over information processing;

●	There was an inadequate segregation of duties consistent with control objectives and there remains an issue with inadequate segregation of duties as of the date of filing this Annual Report;

●	The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process; and

●	There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

Accordingly, the Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

The Company utilizes a third-party independent contractor for the preparation of our financial statements; however, this practice does not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting. In addition, although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day-to-day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control - Integrated Framework issued by COSO.

Changes in Internal Control over Financial Reporting

In June 2020, the Company hired Mr. Demin He to serve as its Chief Financial Officer. Mr. He holds a Bachelor’s degree in accounting and finance from Hunan City University and has been employed in the accounting area for more than 10 years. However, due to Mr. He’s limited familiarity with U.S. GAAP, management does not believe that his hiring has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following are the fees billed to us by our auditors during the fiscal year ended June 30, 2019 and the fiscal year ended December 31, 2020:

	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
Audit Fees	$10,000	$26,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$10,000	$26,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant’s Certifying Accountants.

There have been no changes in the Company’s certifying accountants during the Company’s two most recent fiscal years or any subsequent interim period.

Item 16G. Corporate Governance.

Not applicable

Item 16H. Mine Safety Disclosure.

Not applicable

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

1. Financial Statements of Huale Acoustics Limited for the years ended December 31, 2020 and 2019

HUALE ACOUSTICS LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

F-1

HUALE ACOUSTICS LIMITED

To the Board of Directors and Stockholders of Huale Acoustics Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Huale Acoustics Limited together with its subsidiaries (“the Company”) as of December 31, 2020, and the related consolidated statements of Income (loss) and comprehensive Income (loss), stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

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

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 10 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

The Company incurred a net loss of $967,491 during the year ended December 31, 2020. As of December 31, 2020, the Company had net current liability of $1,217,646 and total deficit of $1,216,410. The ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

/s/Pan-China Singapore PAC

We have served as the Company’s auditor since 2018.

Singapore

Huale Acoustics Limited

Consolidated Balance Sheets

As of the years ended December 31, 2020 and 2019

	December 31, 2020 (Audited)	December 31, 2019 (Audited)
	$	$
Assets
Current assets
Cash and cash equivalents	32,040	120,126
Accounts receivable	13,531	1,434
Prepaid expenses and advance payment to suppliers	199,213	96,717
Other receivables, net	96,253	134,112
Inventory	95,953	138,211
Related party receivable	64,496	80,270
Total current assets	501,486	570,870

Non-current assets
Plant and equipment, net	1,236	367,484
Right-of-use assets	-	264,164
Goodwill	-	49,564
Total non-current assets	1,236	681,212

Total Assets	502,722	1,252,082

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	85,280	57,303
Other payable and accruals	520,940	295,618
Deferred revenue	379,079	456,112
Related party payable	374,553	195,214
Deferred subsidy income	181,639	107,488
Operating lease liabilities	177,641	102,160
Total current liabilities	1,719,132	1,213,895

Non-current liabilities
Deferred subsidy income	-	170,190
Operating lease liabilities	-	166,444
	-	336,634

Total Liabilities	1,719,132	1,550,529

Stockholders’ (Deficit) Equity
Common stock	4,111	3,625
Additional paid-in capital	297,405	200,353
Accumulated deficit	(1,346,967)	(482,847)
Foreign currency translation reserve	(46,173)	(1,711)
Non-controlling interest	(124,786)	(17,867)
Total (Deficit) Equity	(1,216,410)	(298,447)

Total Liabilities and (Deficit) Equity	502,722	1,252,082

Huale Acoustics Limited

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2020 and 2019

	2020 (Audited)	2019 (Audited)
	$	$

Net revenues	768,518	505,571
Cost of revenues	(591,077)	(446,542)
Gross profit	177,441	59,029

Operating expenses:
Selling and marketing expenses	(9,150)	(6,933)
General and administrative expenses	(789,510)	(464,629)
Total operating expenses	(798,660)	(471,562)

Operating loss	(621,219)	(412,533)

Other income (expenses):
Interest income	418	323
Other income	107,068	133,175
Interest expense	(9,626)	(5,620)
Other expense	(444,132)	-
Total other income and (expenses)	(346,272)	127,878

Loss before taxes from operations	(967,491)	(284,655)

Provision for income taxes	-	-

Net loss	(967,491)	(284,655)

Other comprehensive income:
Foreign currency translation loss	(48,010)	(1,875)
Total comprehensive loss	(1,015,501)	(286,530)

Net loss attributable to :
Owners of the Company	(864,120)	(279,526)
Non-controlling interest	(103,371)	(5,129)
	(967,491)	(284,655)
Total comprehensive loss attributable to :
Owners of the Company	(908,582)	(281,043)
Non-controlling interest	(106,919)	(5,487)
	(1,015,501)	(286,530)

Basic and diluted earnings (loss) per ordinary share	(0.02)	(0.01)

Weighted average number of common shares outstanding – Basic and diluted	41,106,775	36,250,000

Huale Acoustics Limited

Consolidated Statements of Stockholders’ Equity (Deficit)

For the years ended December 31, 2020 and 2019

	Common stock	Additional paid-in capital	Accumulated deficit	Foreign currency translation reserve	Non- controlling interest	Total
	$	$	$	$	$	$

Balance, December 31, 2018 (Audited)	3,625	200,353	(203,321)	(194)	-	463
NCI on acquisition of subsidiary	-	-	-	-	(12,380)	(12,380)
Loss during the year	-	-	(279,526)	-	(5,129)	(284,655)
Other comprehensive income	-	-	-	(1,517)	(358)	(1,875)
Balance, December 31, 2019 (Audited)	3,625	200,353	(482,847)	(1,711)	(17,867)	(298,447)

Balance, January 1, 2020	3,625	200,353	(482,847)	(1,711)	(17,867)	(298,447)
Issuance of share	486	97,052	-	-	-	97,538
Loss during the year	-	-	(864,120)	-	(103,371)	(967,491)
Other comprehensive income	-	-	-	(44,462)	(3,548)	(48,010)
Balance, December 31, 2020 (Audited)	4,111	297,405	(1,346,967)	(46,173)	(124,786)	(1,216,410)

Huale Acoustics Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

	2020 (Audited)	2019 (Audited)
	$	$

Loss from operations before taxation	(967,491)	(284,655)
Adjustments for:
Depreciation of plant and equipment	142,219	71,736
Depreciation of right-of-use assets	102,890	43,653
Right-of-use asset written off	161,274	-
Impairment of goodwill	49,564	-
Plant and equipment written off	235,202	-
Interest expense	9,626	5,620
Operating cash flows before changes in working capital	(266,716)	(163,646)

Cash flows from operating activities
Decrease/(Increase) in accounts and other receivables	33,084	(137,063)
Decrease/(Increase) in inventory	48,657	(94,425)
Increase in prepayments and other current assets	(89,210)	(84,717)
(Decrease)/Increase in payables and other current liabilities	(60,507)	455,217
Net cash used in operating activities	(334,692)	(24,634)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	27,764
Purchase of plant and equipment	(11,173)	(4,200)
Net cash (used in) / provided by investing activities	(11,173)	23,564

Cash flows from financing activities
Proceeds from issuance of shares	97,538	-
Payment to lease creditor	(14,193)	-
Changes in related party balances, net	174,434	(16,097)
Net cash provided by / (used in) financing activities	257,779	(16,097)

Net decrease of cash and cash equivalents	(88,086)	(17,167)

Cash and cash equivalents–beginning of year	120,126	137,293

Cash and cash equivalents–end of year	32,040	120,126

Supplementary cash flow information:
Interest received	418	323

1.	Organization and Principal Activities

Huale Acoustics Limited (“the Company”) was originally incorporated in Nevada under the name “Illumitry Corp.” on October 17, 2014. It currently maintains its principal executive offices at Floor 13, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000. The Company was formed to commence operations in the field of embroidery on fabric in Armenia.

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

On April 28, 2020, the Company completed a Share Exchange with the shareholders of Huale Group Co., Limited. Under the Share Exchange Agreement, Huale Group Co. Limited’s shareholders exchanged all of the shares that they held in Huale Group Co. Limited for 32,625,000 ordinary shares of the Company. Consequently, Huale Group Co. Limited’s shareholders own approximately 90% of the total outstanding ordinary shares of the Company and the former shareholders of the Company own approximately 10%. From and after the Closing Date of the Share Exchange described above, the Company’s operations will now consist of the operations of Huale Group Co., Limited and its subsidiaries. As a result, Huale Group Co. Limited is now a wholly owned subsidiary of the Company.

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

On March 27, 2017, Qianhai Lewenhua Consulting Management (Shenzhen) Co., Limited. (“QCM”) was incorporated as a wholly owned foreign entity in the PRC. It is a wholly owned subsidiary of HHK. On August 2, 2019, QCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72)

Shenzhen Yeller Video & Technology Co., Ltd. (“Shenzhen Yeller”) was incorporated under the laws of the PRC on May 5, 2017. Its primary businesses are gathering and selling high-quality audio and video products. Located in Futian District, Shenzhen, Shenzhen Yeller also intends to establish branches in first- and second-tier cities, subject to sufficient capital being available.

As of December 31, 2020, the Company’s subsidiaries are as follows:

Entity	Date of incorporation	Date of acquisition	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Huale Group Co., Ltd (“HGL”)	September 28, 2016	April 28, 2020	Seychelles	100%	Investment holding
Huale Holding Co., Ltd (“HHC”)	May 15, 2017	N/A	Seychelles	100%	Investment holding
Huale (HK) Investment Co., Limited(“HHK”)	September 16, 2016	May 29, 2018	Hong Kong	100%	Investment holding
Qianhai Lewenhua Consulting Management (Shenzhen) Co., Limited (“QCM”)	March 27, 2017	N/A	China	100%	Investment holding
Shenzhen Yeller Audio & Video Technology Co., Limited(“Shenzhen Yeller”)	May 5, 2017	August 2, 2019	China	80%	Selling audio and video equipment, smart home and cultural media

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

The accompanying financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net loss of $967,491 during the year ended December 31, 2020. As of December 31, 2020, the Company had net current liability of $1,217,646 and total deficit of $1,216,410.

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

Method of accounting

Management has prepared the accompanying financial statements and these notes in accordance to generally accepted accounting principles in the United States of America. The Company maintains its general ledger and journals with the accrual method accounting.

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

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less, and unencumbered bank deposits to be cash equivalents.

Accounts receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An expected credit loss is made when collection of the full amount is no longer probable. Bad debts are written off against expected credit loss allowances.

Inventories

Inventories consist of raw materials and finished goods are stated at the lower of cost or market value. Finished goods costs include: materials, direct labor, inbound shipping costs, and allocated overhead. The Company applies the weighted average cost method to its inventory.

Advances and prepayments to suppliers

The Company makes advance payment to suppliers and vendors for the procurement of finished goods. Upon physical receipt and inspection of the finished goods from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

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

Depreciation is provided over their estimated useful lives, using the straight-line method. The Company’s typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Furniture and fittings	3 years
Office equipment	3 years
Leasehold improvement	42-52 months

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of leasehold improvement and equipment; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of plant and equipment in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the long-lived assets to the estimated discounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected discounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company recorded $235,202 write-off on leasehold improvement for the year ended December 31, 2020. The Company did not record any impairment losses on long-lived assets during the year ended December 31, 2019.

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

Impairment loss of $49,564 was recognized during the year ended December 31, 2020.

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

Leases

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company reviews its lease for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Whenever there is an indication showing a permanent decrease in the amount of lease; such as an evidence of obsolescence or physical damage of an asset, significant changes in the manner in which an asset is used or is expected to be used, the Company shall recognize loss on decrease in value of lease in the statement of income where the carrying amount of asset is higher than the recoverable amount. The Company measures impairment by comparing the carrying value of the lease to the estimated discounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected discounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets

Impairment loss of $161,274 was recognized during the year ended December 31, 2020.

Value added tax (“VAT”)

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program was phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Business in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Implementation of the Pilot Program, the new enrollment system development services and other operating services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue. The net VAT balance between input VAT and output VAT is recorded as accrued expenses in the Company’s financial statements.

From May 2017 to August 2018, Shenzhen Yeller is a small-scale taxpayer subject to a 3% VAT rate. Since September 2018, Shenzhen Yeller became general taxpayer and subject to VAT rates of 13%, 9% and 6%. From March 2017, OCM is a small-scale taxpayer subject to a 3% VAT rate.

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

	12312020	12302019
Year end RMB: US$ exchange rate	6.52765	6.96676
Annual average RMB: US$ exchange rate	6.99410	6.89955

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

Research and development

All research and development costs are expensed as incurred.

Retirement benefits

Retirement benefits in the form of mandatory government sponsored defined contribution plans are charged to the either expenses as incurred or allocated to inventory as part of overhead.

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

The Company accounts for uncertain tax positions by reporting a liability for uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Company believes that it is more likely than not that the tax position will be sustained on examination by the tax authorities based on the technical merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

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

Financial instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

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

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The adoption does not have a significant impact on the Company’s financial statements.

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

3.	Trade Receivables

The Company does not provide any credit terms to its customers.

4.	Prepaid Expenses and Advance Payment to Suppliers

	December 31, 2020 (Audited)	December 31, 2019 (Audited)
	$	$
Prepaid expenses	76,597	-
Advance payments to Suppliers	122,616	96,717
	199,213	96,717

5.	Other Receivables

	December 31, 2020 (Audited)	December 31, 2019 (Audited)
	$	$
Security deposit	-	2,871
Value Added Tax Receivables	29,477	60,946
Deposit	65,046	56,251
Others	1,730	14,044
	96,253	134,112

6.	Plant and Equipment

	Computer equipment	Furniture and fittings	Office equipment	Leasehold improvement	Total
	$	$	$	$	$
Cost
At December 31,2019 (Audited)	368	651	1,142	612,507	614,668
Additions during the year	382	560	-	10,231	11,173
Disposals during the year	-	-	-	(622,738)	(622,738)
Effects of currency translation	26	45	77	-	148
At December 31, 2020 (Audited)	776	1,256	1,219	-	3,251

Accumulated depreciation
At December 31,2019 (Audited)	-	374	588	246,222	247,184
Depreciation during the year	212	331	379	141,297	142,219
Disposals during the year	-	-	-	(387,519)	(387,519)
Effects of currency translation	15	49	67	-	131
At December 31, 2020 (Audited)	227	754	1,034	-	2,015
Net book value
At December 31, 2019 (Audited)	368	277	554	366,285	367,484
At December 31, 2020 (Audited)	549	502	185	-	1,236

7.	Right of Use Assets

$
Cost
At December 31,2019 (Audited)	366,421
Additions during the year	-
Write-off during the year	(366,421)
Effects of currency translation	-
At December 31, 2020 (Audited)	-

Accumulated depreciation
At December 31,2019 (Audited)	102,257
Depreciation during the year	102,890
Write-off during the year	(205,147)
Effects of currency translation	-
At December 31, 2020 (Audited)	-

Net book value
At December 31, 2019 (Audited)	264,164
At December 31, 2020 (Audited)	-

Right of use asset solely consisted of a five-year lease agreement with China International Consumer Electronics Show and Exchange Center (CEEC) commencing on July 17, 2017 and expiring on July 17, 2022. The Company ceased its operation at CEEC exhibition mall in March 2021 due to the change in mall operations. Consequently, the ROU assets and leasehold improvements in connection with the lease at CEEC exhibition mall were written off as at December 31, 2020. The Company is still pending for resolution with the CEEC mall operator on the outstanding lease obligations and deferred subsidy income received under the terms of the lease agreement.

8.	Goodwill

On August 2, 2019, QCM entered into a share purchase agreement among Shenzhen Yeller Video & Technology Co., Ltd.’s shareholders: 1) Huang Yusheng, 2) Huang Xiansheng, 3) Chen Huanwei, 4) Chen Zemin and 5) Lai Xiaopeng to purchase 80% of shares from these shareholders for RMB 5 (USD 0.72).

Impairment loss of $49,564 was recognized during the year ended December 31, 2020.

9.	Other payables and Accruals

	December 31, 2020	December 31, 2019
	(Audited)	(Audited)
	$	$
Accrued payroll and welfare payable	12,882	10,820
VAT and other taxes payable	6,380	557
Others (a)	501,678	284,241
	520,940	295,618

(a) Others primarily consist of rental payable.

10.	Related Party Transactions

(a) The Company had the following balances due to and due from related parties:

At June 30, 2020 and December 31, 2019, the Company lent funds to the following related parties. These loans were unsecured, non-interest bearing and repayable on demand.

	December, 2020	December 31, 2019	Relationship
Huang Xiansheng.5in	19,915	25,837	Minority shareholder of Shenzhen Yeller
Shenzhen Yeller Investment & Development Co., Ltd	44,581	54,433	Company owned by President of the Company
	64,496	80,270

At June 30, 2020 and December 31, 2019, the Company owed funds to the following related parties:

	December, 2020	December 31, 2019	Relationship

Huang Zhicheng	-	57,423	Former shareholder of the Company
Huang Yusheng	374,553	137,791	President of the Company
	374,553	195,214

These advances were unsecured, non-interest bearing and due on demand.

(b) Transactions

	December 31, 2020	December 31, 2019
	(Audited)	(Audited)
	$	$
Purchases of goods from Shenzhen Yeller Investment & Development Co., Ltd	9,975	232,238
Installation service charged by Shenzhen Yeller Investment & Development Co., Ltd	70,703	45,351
Rental fee charged to Shenzhen Yeller Investment & Development Co., Ltd	7,592	285,561
Sales of finished goods to Shenzhen Yeller Investment & Development Co., Ltd	7,237	-

11.	Income Taxes

Cayman Islands

The Company is a tax-exempted company incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the year ended December 31, 2020.

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

The Company’s subsidiaries incorporated in the PRC have unused net operating losses (“NOLs”) amounting to $418,712 available for carry forward to future years for PRC income tax reporting purposes as at December 31, 2020 (2019: $322,868).

Income tax expense (benefits)

	December 31, 2020	December 31, 2019
	(Audited)	(Audited)
	$	$
Loss before tax	(967,491)	(284,655)
Tax credit calculated at statutory tax rate	(241,873)	(71,164)
Effect of different tax rates in other countries	36	118
Others	241,837	71,046
	-	-

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

12.	Deferred subsidy income

Based on the lease agreement entered into with CEEC, the Company was entitled to a subsidy of RMB 3,245,000 ($471,901) for renovation if the Company fulfills its contractual obligations. The full subsidy amount has been recorded in 2018 as deferred subsidy income when the renovation was completed in March 2018 and the Company commenced operations thereafter.

Deferred subsidy was amortized on a straight line basis over 52 months, which represents the remaining lease term of the CEEC contract. As of December 31, 2020, the deferred subsidy income amounted to $181,639.

13.	Leases

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company entered into a five-year lease agreement with China International Consumer Electronics Show and Exchange Center (CEEC) commencing on July 17, 2017 and expiring on July 17, 2022. As of December 31, 2020, the Company has $Nil of right-of-use assets, $177,641 in current operating lease liabilities and $Nil in non-current operating lease liabilities as of December 31, 2020.

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

The Company’s future minimum payments under long-term non-cancellable operating leases are as follows:

	As of December 31, 2020	As of December 31, 2019
	(Audited)	(Audited)
	$	$
Within 1 year	183,990	113,291
After 1 year but within 5 years	-	171,630
Total lease payments	183,990	284,921

Less: imputed interest	(6,349)	(16,318)
Total lease obligations	177,641	268,603
Less: current obligations	(177,641)	(102,159)
Long-term lease obligations	-	166,444

14.	Reserves

Statutory reserve

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the year ended December 31, 2020 and 2019, the Company did not accrue any statutory reserve.

Foreign currency translation reserve

The foreign currency translation reserve represents translation differences arising from translation of foreign currency financial statements into the Company’s reporting currency.

15.	Risks

A.	Credit risk

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

C.	Interest risk

The Company does not have any liability that is subject to interest rate risk.

D.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

16.	Subsequent Events

The management cannot foresee whether any reoccurrence of COVID-19 will be forthcoming in the future. If any reoccurrence of COVID-19 is not effectively and timely controlled, the business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that the management cannot foresee. Any of these factors and other factors beyond management control could have an adverse effect on the overall business environment, cause uncertainties in the regions where the Company conducts its business, which may adversely impact the business, financial condition and results of operations.

The Company ceased its operation at CEEC exhibition mall in March 2021 due to the change in mall operations. Arising from the cessation, the Company entered into a lease agreement with Shenzhen Yeller Investment Development Co., Ltd. to lease a new premise at F26 Culture and Sport Buidling, Futian Sport Park, No. 3030, Fuqiang Road, Futian District, Shenzhen, Guangdong, China. Consequently, the ROU assets and leasehold improvements in connection with the lease at CEEC exhibition mall were written off as at December 31, 2020. The Company is still pending for resolution with the CEEC mall operator on the outstanding lease obligations and deferred subsidy income received under the terms of the lease agreement.

There is no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

Item 19. Exhibits

10.13	Shenzhen Rental Housing Contract between Shenzhen Yalehui Investment Development Co., Ltd. and Shenzhen Yeller Audio & Video Technology Co., Ltd.
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

58

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated June 28, 2021	HUALE ACOUSTICS LIMITED

/s/ HUANG Yusheng
HUANG Yusheng, President, Chief Executive Officer, Secretary and Director

59